[GERDAU AMERISTEEL PICTURE]

                                                        STEEL TO SHAPE THE WORLD

                                                        ANNUAL REPORT 2004

           2004

             IN REVIEW

             January 1
             Gerdau Ameristeel enters the New Year with 5,075 employees, 11 minimills (including one 50%-owned joint venture), 14 recycling operations, 26 downstream facilities (including two 50%-owned joint ventures), and 6.4 million tons of manufacturing capacity.

[PICTURE]    March 19
MARCH 19     Purchase of Potter Form & Tie concrete reinforcing steel
             fabrication assets expands Gerdau Ameristeel into the Midwest with six new locations and 100,000 tons of rebar fabrication capacity.
             Concrete construction supplies are added to our product mix.

             April 16
             Gerdau S.A. purchases 26.8 million of Gerdau Ameristeel common shares, raising $98 million in additional equity capital for general corporate purposes, including debt repayment, working capital, and equipment purchases.

[PICTURE]    July 26
JULY 26      Andre Johannpeter is appointed chief operating officer, bringing more than 20 years of experience with Gerdau to the position.

             October 15

             Gerdau Ameristeel sells 78.8 million common shares, raising approximately $378 million to finance acquisitions, working capital, and capital expenditures. Gerdau S.A. purchases 50% of the offering with the remainder purchased by institutional investors and retail clients.

[PICTURE]    October 25
OCTOBER 25   Gerdau Ameristeel executives ring the Opening Bell on the New York
             Stock Exchange to celebrate the Company's October 15 initial U.S.
             stock listing under the symbol GNA.

[PICTURE]    November 1
NOVEMBER 1   Purchase of North Star Steel and Cargill Wire assets adds four minimills, three wire rod processing facilities, two recycling operations, and a grinding ball facility. The purchase increases the Company's annual manufacturing capacity by 2 million tons of steel production and 300,000 tons of downstream wire and grinding ball products.

             December 10
             Acquisition of Gate City Steel and RJ Rebar expands the company's Midwest rebar fabrication presence by six locations and 160,000 tons, including 30,000 tons of epoxy-coated rebar.

             December 31
             At year end, Gerdau Ameristeel has 7,200 employees, 15 minimills (including one 50%-owned joint venture), 16 recycling operations, 42 downstream facilities (including two 50%-owned joint ventures), and more than 8.4 million tons of manufacturing capacity.

[PICTURE]

                              ANNUAL REPORT 2004

                                         PROFILE      04

                          LETTER TO SHAREHOLDERS      08

                            FINANCIAL HIGHLIGHTS      10

                  CAUTIONARY STATEMENT REGARDING      11
                      FORWARD-LOOKING STATEMENTS

            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                        Overview      12
                          Business Unit Segments      12
                                 2004 Highlights      13
                           Results of Operations      14
                 Liquidity and Capital Resources      20
     Selected Consolidated Financial Information      24
                    Critical Accounting Policies      24
            Recently Issued Accounting Standards      26
                         Risks and Uncertainties      27

                REPORT OF INDEPENDENT REGISTERED      31
                CERTIFIED PUBLIC ACCOUNTING FIRM

               CONSOLIDATED FINANCIAL STATEMENTS      32
  Notes to the Consolidated Financial Statements      36

GERDAU AMERISTEEL CORPORATE OFFICERS & DIRECTORS      67

[GERDAU AMERISTEEL LOGO]

                                                                      04 PROFILE

[PICTURE]

PROFILE

Gerdau Ameristeel is the second largest minimill steel producer and the fourth largest overall steel producer in North America. Through our integrated, cost-effective network of minimills, scrap metal recycling facilities and downstream operations, Gerdau Ameristeel has the capacity to produce more than
8.4 million tons of finished steel products annually.

We manufacture a diverse and balanced mix of steel products, including:

- Reinforcing bar (rebar)           - Cold drawn steel bars
- Merchant bars                     - Nails
- Structural shapes                 - Wire mesh
- Beams                             - Grinding balls
- Special bar quality (SBQ)         - Rail spikes
- Wire rod                          - Elevator guide rails

Gerdau Ameristeel's approximately 304 million common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA. For additional financial and investor information, please visit www.gerdauameristeel.com

[PICTURE]

                                                                      05 PROFILE

[MAP]

- STEEL MILLS (14)

  DOWNSTREAM OPERATIONS (13)

- SCRAP COLLECTION AND RECYCLING UNITS (16)

- FABRICATED REINFORCING STEEL FACILITIES (29)

- GALLATIN STEEL (1)

                                                                      06 PROFILE

[PICTURE]  [PICTURE]

GERDAU AMERISTEEL'S
ENGAGED EMPLOYEES ARE
ATTENTIVE TO PRODUCT
QUALITY AND
EMPLOYEE SAFETY.

OUR CARTERSVILLE, GA., MILL
PRODUCES STEEL ANGLES,
FLATS, CHANNELS, AND BEAMS.

Steel from Gerdau Ameristeel is shipped to 42 states in the U.S. and every province in Canada. In 2004, we transformed 7.6 million tons of recycled scrap metal into new steel products - steel that builds bridges, roadways, offices, apartments, stadiums, cultural centers, and schools.

As important as the quality of our finished products, integrity in the way we treat our customers, communities and each other defines Gerdau Ameristeel. The Company's core values are:

SAFETY

Every day, in every Gerdau Ameristeel location, safety is our first priority. As part of our "Safety in Action" program in 2004, we hired 13 new safety managers and now have a total of 24 full-time safety professionals on staff. We certified 40 safety auditors and conducted safety audits at all wholly owned mills. The result - our lowest lost time frequency in six years.

INTEGRITY

Gerdau Ameristeel's employees define integrity daily in their approach to doing business. We treat people fairly and honestly, take responsibility and deliver on our promises to all stakeholders. The Company has adopted a Code of Ethics and Business Conduct and a separate Code of Ethics applicable to senior executives, as well as a formal Whistle Blower Policy related to accounting matters. These programs feature an Ethics Hotline, which may be used to report any ethical concerns.

CUSTOMER-DRIVEN CULTURE

Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. We have one of the most extensive long steel product ranges, and we regularly add to our product mix in response to our customers' requirements. Our products are generally sold to steel service centers, fabricators and original equipment manufacturers. Through our centralized order management and customer-driven focus, Gerdau Ameristeel strives to be our customers' supplier of choice.

                                                                      07 PROFILE

INVESTMENT IN PEOPLE, PROCESSES, AND TECHNOLOGY

Gerdau Ameristeel provides technical, on-the-job training at all our locations and conducts evaluations of the core competencies of all management personnel. Beyond the technical requirements of the job, our tuition reimbursement programs promote employees in their pursuit of higher education. We also invest in the health and well-being of our employees, provide comprehensive benefits and are introducing wellness programs in 2005 to promote healthy living. Gerdau Ameristeel invests extensive resources to improve our technology, equipment and facilities with capital expenditures totaling $82.1 million for 2004.

ENGAGED EMPLOYEES

The involvement of every employee is crucial to sharing knowledge and continuously improving the way we operate and serve our customers. Employees across the organization are involved in the development of annual action plans. Performance goals are communicated on visual management boards throughout the organization, ensuring that employees understand how each person's actions affect the team's, the location's and the Company's performance. Our equipment reliability program (ERP) engages employees in the process of inspecting and maintaining the equipment they operate. ERP helps predict and prevent equipment failures and drives return on capital employed through consistency in our standards of operation.

OPEN COMMUNICATION

Through open and effective communication, Gerdau Ameristeel promotes sharing of best practices across locations. We encourage two-way communication with management to improve our operating practices, identify employee safety concerns and spearhead new initiatives for technological advancements.

COMMUNITY AND ENVIRONMENTAL AWARENESS

Gerdau Ameristeel employees shaped our local communities through more than 180 charitable organizations and projects in 2004. In monetary and in-kind donations and fund raising, the Company and its employees contributed almost $500,000 to improve health, education and quality of life.

Gerdau Ameristeel's 15 minimills use recycled scrap metal as the primary raw material. We are the second largest steel recycler in North America, recycling an estimated 7.6 million tons in 2004. More environmentally responsible than integrated steel mills that use iron ore, coke and limestone to make steel, our minimills produce fewer byproducts, are environmentally cleaner and require substantially fewer energy resources.

PROFITABILITY

Our mission is to create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations. Profitability is the true measure of this value. For 2004, Gerdau Ameristeel had a record year for profitability with net income of $337.7 million.

                                                      08  LETTER TO SHAREHOLDERS

[PHOTO OF JORGE GERDAU JOHANNPETER]

[PHOTO OF PHILLIP E. CASEY]

LETTER TO SHAREHOLDERS

      In terms of demand, production, pricing and profit margins, 2004 was an exceptional year for the steel industry. For Gerdau Ameristeel, it was truly a landmark year. The Company invested in attractive growth opportunities, achieved record financial performance and strengthened our overall capital structure. We aggressively pursued our long-term business objectives and improved our operational efficiencies. During this favorable economic cycle, we positioned the Company to be successful and adaptable to the dynamics of our ever-changing industry.

      UNPRECEDENTED MARKET CONDITIONS

      World trade in steel reached a record level in 2004. Global steel consumption increased by 8.8%, including a 15% increase in North America. Further, the overall U.S. economy experienced a clear recovery, growing 4.4% in 2004 - the strongest growth since 1999. To meet the increased demand, global crude steel production reached 1 billion tons for the first time in history. Faced with this accelerated rate of change in market dynamics, Gerdau Ameristeel readily adapted to the growth demands.

      RECORD FINANCIAL PERFORMANCE

      For the year ended December 31, 2004, Gerdau Ameristeel realized net income of $337.7 million, or $1.45 per share fully diluted, on net sales of $3.0 billion. This record performance stands in stark contrast to the net loss of $26.7 million, or $0.14 per share fully diluted, that the Company experienced in 2003. We believe that 2003 was a cyclical low for the entire industry.

      Gerdau Ameristeel's shipments increased nearly 7% in 2004 with mill shipments of approximately 5.2 million tons. Downstream shipments were a record 756,000 tons of fabricated steel products, representing approximately 13% of the 5.9 million tons of total finished steel shipments.

      STRATEGIC GROWTH

      Gerdau Ameristeel continues to be a key participant in the consolidation of the North American steel industry. This domestic industry restructuring process has created a much less fragmented competitive environment and improved overall market discipline during 2004. We seamlessly integrated three significant acquisitions without notable disruption to our customers. These acquisitions increased our steel manufacturing capacity by more than 2 million tons of finished products and expanded our geographic reach for fabricated reinforcing steel products into the Midwest. The economies of scale from the integration of these assets will enable us to compete more effectively for additional business in strategic markets. Through this growth, we have been able to optimize our freight deliveries, purchasing activities, sales and administrative functions and manufacturing schedules.

      These carefully planned acquisitions added more than 2,000 employees to the Gerdau Ameristeel team. Their enthusiasm and the contributions from the acquired assets have been very encouraging. Perhaps the most positive aspect of 2004 is the demonstrated flexibility of the organization to adjust to these rapid changes.

      IMPROVED SAFETY

      To prevent accidents and promote a company-wide commitment to safety, we rolled out a "Safety in Action" program, training more than 1,200 leadership personnel. This extensive training focused on modern safety management, and we conducted safety audits at all wholly owned mills and reinforcing steel fabrication facilities in accordance with International Safety Rating System (ISRS) standards. The Company's lost time frequency rate for 2004 was the lowest since 1998.

                                                      09  LETTER TO SHAREHOLDERS

      IMPROVED PRODUCTIVITY

      In addition to our acceptance of and adaptability to change, one of our key competitive strengths is the Gerdau Ameristeel Business System methodology for implementing continuous operational improvements. This standardized improvement process identifies global industry benchmarks for key operational measures. At the beginning of the year, all Gerdau Ameristeel locations set goals for improving efficiency and reducing costs. The Company decreased furnace electricity consumption by 4.3% from 2003, a substantial achievement to help offset increasing energy prices. The Company also reduced unscheduled downtime in our rolling mills by 58%.

      CULTURE OF EMPLOYEE ENGAGEMENT

      The Gerdau Ameristeel Business System is supported by a culture of employee engagement. We believe that our employees are our most valuable resource. Gerdau Ameristeel has an incentive-based compensation system in place for the majority of our employees that encourages them to take an active role in developing project plans and attaining performance benchmarks. In July 2004, the Company conducted an all-employee satisfaction survey with 82% participation. On questions measuring employee engagement, 70% responded favorably. Further, 83% of employees agreed that they "believe Gerdau Ameristeel has an outstanding future." Their confidence and involvement are essential to our continued success.

      SOLID CAPITAL STRUCTURE

      During 2004, we strengthened our balance sheet significantly. Debt was reduced by 19%, from $644 million in 2003 to $524 million. In addition, cash and equivalents increased from $10 million in 2003 to $88 million.

      On October 15, common shares of Gerdau Ameristeel began trading on the New York Stock Exchange under the symbol GNA. Shares are also traded on the Toronto Stock Exchange under the symbol GNA.TO. The NYSE listing increases our visibility and communications to shareholders.

      The Company's October offering of 78.8 million common shares raised approximately $378 million to finance acquisitions, working capital and capital expenditures. Gerdau S.A purchased 39.4 million shares, with the remaining 39.4 million shares being sold to institutional investors and retail clients spread over the U.S., Canada and Europe. This was in addition to the April 16 purchase by Gerdau S.A. of 26.8 million common shares, which raised $98 million for general corporate purposes.

      THE INFRASTRUCTURE AND FLEXIBILITY FOR SUCCESS

      As we look ahead to 2005, in the absence of substantial currency fluctuations or major shifts in global steel demand, the market should reflect greater stability than in 2004. Inflationary pressures on manufacturing costs, particularly energy and other raw material costs, are increasing the industry's resistance to price concessions and shifting the focus to volume supply-side considerations. The relatively low interest rates and inflation are positive factors.

      Global demand for steel is expected to remain high, although below the record levels of 2004. To meet the demand, Gerdau Ameristeel will explore further operating cost savings, logistical synergies and equipment modernization projects. We will be making substantial equipment improvements in the recently acquired steel mills to bring them up to our standards and continuing improvements in our other operations. Company-wide capital investment expenditures are expected to be in the range of $125 to $150 million. The earnings and cash flow of 2004 gave us the resources and market position, and now we are investing in the future of our operations.

      Gerdau Ameristeel has proven that we can integrate and share best practices across our operations. As an industry leader, we are prepared for the changes of our dynamic industry. Whatever the economic terrain - down cycles or peaks - Gerdau Ameristeel remains focused on our vision - to be recognized as the most successful company in the steel industry.

            /s/ Jorge Gerdau Johannpeter        /s/ Phillip E. Casey

            Jorge Gerdau Johannpeter            Phillip E. Casey
            Chairman of the Board               President and CEO

                                                             10 CAUTIONARY STMT.

FINANCIAL HIGHLIGHTS

      (U.S. GAAP)

                                                       YEAR ENDED DECEMBER 31,
(US$ IN THOUSANDS, EXCEPT SHARE DATA)                   2004            2003
INCOME STATEMENT

  NET SALES                                          $ 3,009,854     $ 1,811,171
  OPERATING PROFIT (LOSS)                                373,276          (9,343)
  NET INCOME (LOSS)                                      337,669         (26,694)
  EBITDA                                                 527,267          65,502
  EPS - BASIC                                               1.46           (0.14)
  EPS - DILUTED                                             1.45           (0.14)

BALANCE SHEET

  WORKING CAPITAL                                    $   856,044     $   302,783
  DEBT                                                   523,977         643,779
  BOOK VALUE                                           1,364,764         533,607
  MARKET CAPITALIZATION (BASED ON US$ PER SHARE)       2,055,230         719,070
  SHARE PRICE (BASED ON US$ PER SHARE)                      6.76            3.63
  AVERAGE SHARES OUTSTANDING (000s)                      232,048         194,791

TONNAGES SHIPPED (SHORT TONS) (1)

  STEEL MILL SHIPMENTS                                 5,179,701       4,935,218
  FABRICATED SHIPMENTS                                   755,818         630,904
                                                     -----------     -----------
  TOTAL SHIPMENTS                                      5,935,519       5,566,122
                                                     -----------     -----------

(1) INCLUDES GALLATIN STEEL

TOTAL SHIPMENTS (SHORT TONS)

             [BAR GRAPH]

   2002        2003           2004
5,152,530    5,566,12      5,935,519

NET SALES ($ BILLION)

          [BAR GRAPH]

2002        2003           2004
$1.1        $1.8           $3.0

TOTAL ASSETS ($ BILLION)

          [BAR GRAPH]

2002        2003           2004
$1.5        $1.7           $2.6

                                                             11 CAUTIONARY STMT.

                         CAUTIONARY STATEMENT REGARDING
                            FOWARD-LOOKING STATEMENTS

      In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis. The following discussion and analysis is dated March 21, 2005, and should be read in conjunction with the consolidated statements and the accompanying notes.

      The following discussion and other portions of this document contain some forward-looking statements. Forward-looking statements may also be included in other written and oral statements made or released by the Company and its representatives. You can identify forward-looking statements by the fact they do not relate strictly to historical or current facts. They may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. Forward-looking statements describe the Company's expectations today of what it believes is most likely to occur or be reasonably achievable in the future, but they do not predict or ensure any future occurrence and may turn out to be wrong. In particular, forward-looking statements in this document include those regarding the Company's business strategy and its growth and expansion plans and strategies. Forward-looking statements are subject to both known and unknown risks and uncertainties and can be affected by inaccurate assumptions the Company might make. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. The Company does not undertake any obligation to publicly update any forward-looking statements to reflect new information or future events or occurrences.

      The Company cautions readers that, in addition to the business, economic and legal factors that affect steel manufacturers generally, as well as other important factors included elsewhere in this document or described in other documents publicly disclosed, the important factors discussed in the following pages could affect the Company's actual results and could cause future events or circumstances to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Other factors besides those discussed here could also affect the Company's actual results.

                                                                    12 M.D. & A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      OVERVIEW

      On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction. Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of more than 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills, including one 50%-owned minimill, 16 scrap recycling facilities and 42 downstream operations (including two 50%-owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Over 90% of the raw material for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

      BUSINESS UNIT SEGMENTS

      Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of 11 minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality
      (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

                                                                    13 M.D. & A.

     2004 HIGHLIGHTS

      - Record net income of $337.7 million or $1.45 per common share diluted for the year ended December 31, 2004.

      - Record shipments of 5.9 million tons of finished steel for the year ended December 31, 2004.

      - On March 19, 2004, the Company completed the asset acquisition of Potter Form & Tie Company, a rebar fabricator with six locations throughout the Midwest.

      - On April 16, 2004, the Company sold 26.8 million common shares to its parent company, Gerdau S.A., for total proceeds of $97.9 million.

      - On October 15, 2004, the Company sold 70 million common shares for $4.70 (Cdn $5.90), including 35 million to Gerdau S.A. and commenced trading on the New York Stock Exchange.

      - On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill, Incorporated.

      - On November 18, the over-allotment option was exercised, resulting in 8,762,000 common shares being issued, of which Gerdau S.A. purchased 4,381,000.

      - On December 10, 2004, the Company completed the acquisition of Gate City's and RJ Rebar, Inc.'s six rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons.

      The consolidated financial statements of Gerdau Ameristeel for the years ended December 31, 2004 and 2003, include the results of the acquired businesses only subsequent to their acquisition.

                                                                       14 MD & A

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2004, COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2003

The following tables summarize the results of Gerdau Ameristeel for the three months ended December 31, 2004, and for the three months ended December 31, 2003.
(US$ in Thousands)

                                                         THREE MONTHS ENDED                       % OF SALES
                                               DECEMBER 31,    % OF      DECEMBER 31,     % OF     INCREASE    $INCREASE
                                                  2004         SALES         2003         SALES   (DECREASE)   (DECREASE)
                                               ------------    -----     ------------     -----   ---------    ----------
FINISHED STEEL SHIPMENTS (TONS)
REBAR                                               284,016                   349,474
MERCHANT/SPECIAL SECTIONS                           600,084                   509,277
ROD                                                 196,968                   188,478
FABRICATED STEEL                                    192,030                   151,903
                                                  1,273,098                 1,199,132
FLAT ROLLED (JOINT VENTURE)                         187,136                   205,363
                                               ------------              ------------
   TOTAL                                          1,460,234                 1,404,495
                                               ------------              ------------                          ----------
NET SALES                                      $    849,244    100.0%    $    493,176     100.0%               $  356,068
                                                                                                               ----------
OPERATING EXPENSES
   Cost of sales                                    714,959     84.1%         450,536      91.4%     (7.3)%       264,423
   Selling and administrative                        38,840      4.6%          26,398       5.4%     (0.8)%        12,442
   Depreciation                                      22,034      2.6%          19,366       3.9%     (1.3)%         2,668
   Other operating (income)                            (909)    (0.1)%         (1,387)     (0.3)%     0.2%            478
                                               ------------              ------------                          ----------
                                                    774,924     91.2%         494,913     100.4%     (9.2)%       280,011
                                               ------------              ------------                          ----------
INCOME (LOSS) FROM OPERATIONS                        74,320      8.8%          (1,737)     (0.4)%     9.2%         76,057
EARNINGS FROM JOINT VENTURES                         41,145      4.8%           2,405       0.5%      4.3%         38,740
                                               ------------              ------------                          ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         115,465     13.6%             668       0.1%     13.5%        114,797
OTHER EXPENSES
   Interest, net                                     10,863      1.3%          17,104       3.4%     (2.1)%        (6,241)
   Foreign exchange loss                                926      0.1%             540       0.1%      0.0%            386
   Amortization of deferred financing costs             675      0.1%             269       0.1%      0.0%            406
                                               ------------              ------------                          ----------
                                                     12,464      1.5%          17,913       3.6%     (2.1)%        (5,449)
                                               ------------              ------------                          ----------
INCOME (LOSS) BEFORE INCOME TAXES                   103,001     12.1%         (17,245)     (3.5)%    15.6%        120,246
INCOME TAX EXPENSE (BENEFIT)                         36,589      4.3%         (13,876)     (2.8)%     7.1%         50,465
                                               ------------    -----     ------------     -----      ----      ----------
NET INCOME (LOSS)                              $     66,412      7.8%    $     (3,369)     (0.7)%     8.5%     $   69,781
                                               ------------    -----     ------------     -----      ----      ----------
EARNINGS (LOSS) PER COMMON SHARE - BASIC       $       0.23              $      (0.02)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED     $       0.23              $      (0.02)

                                              THREE MONTHS ENDED
                                          DECEMBER 31,  DECEMBER 31,  $ INCREASE  % INCREASE
                                             2004           2003      (DECREASE)  (DECREASE)
                                          ------------  ------------  ----------  ----------
WEIGHTED AVERAGE SELLING PRICE ($/TON)
Mill external shipments                    $  551.08     $  332.63    $ 218.45      65.7%
Fabricated steel shipments                    694.14        451.38      242.76      53.8%
SCRAP CHARGES ($/TON)                         215.50        126.20       89.30      70.8%
METAL SPREAD ($/TON)
Mill external shipments                       335.58        206.43      129.15      62.6%
MILL MANUFACTURING COST ($/TON)               240.75        186.49       54.26      29.1%

                                                                       15 MD & A

NET SALES: Finished tons shipped for the three months ended December 31, 2004, increased 73,966 tons, or 6.2%, compared to the three months ended December 31, 2003. The four new mills contributed shipments of approximately 167,000 tons since the date of the acquisition, offset by a reduction in shipments of the existing ten mills in comparison to the prior year. The existing mills experienced a normal seasonal decrease in shipments in the fourth quarter. During 2003, fourth quarter shipments were strong as customers were buying steel in advance of announced price increases for early 2004. The average mill finished goods selling price was $551 per ton for the three months ended December 31, 2004, up approximately $218 per ton or 65.7% from the average selling price for the three months ended December 31, 2003. The increase in selling price is the result of the dramatic rise in scrap and other raw materials costs as well as tight market supply in the North American long products market. Scrap raw material costs increased 70.8% to $216 per ton for the three months ended December 31, 2004, compared to $126 per ton for the three months ended December 31, 2003. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

COST OF SALES: Cost of sales as a percentage of net sales decreased 7.3% for the three months ended December 31, 2004, when compared to the three months ended December 31, 2003. The decrease in the fourth quarter of 2004 is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the three months ended December 31, 2004, average scrap costs represented approximately 47% of mill production costs compared to approximately 41% for the same period in 2003. Mill manufacturing costs were approximately 29.1% higher in the fourth quarter of 2004 compared to the fourth quarter of 2003, primarily as a result of increased yield costs due to the higher cost of scrap, energy and expenses from planned maintenance shutdowns, partially offset by higher production levels, which reduced costs, on a per ton basis, by spreading fixed costs over an increased volume. Margins earned on shipments from the acquired North Star Steel mills were minimal. This is consistent with current purchase price accounting requirements as the finished steel inventories of these mills were recorded at market value. Approximately $24.0 million of the $28.5 million write-up of finished steel inventories for the year ended December 31, 2004, was charged to cost of goods sold in the December quarter.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses for the three months ended December 31, 2004, increased $12.4 million compared to the three months ended December 31, 2003. Included in selling and administrative expenses for the three months ended December 31, 2004, is a non-cash pretax expense of $12.5 million ($7.8 million in the prior period) to mark-to-market outstanding stock appreciation rights (SARs) held by employees. Other selling and administrative expenses increased $7.7 million for the three months ended December 31, 2004, when compared to the three months ended December 31, 2003. The increase is due to increased consulting services and increased salaries and benefits due to an increase in sales and administrative headcount.

DEPRECIATION: Depreciation expense for the three months ended December 31, 2004, increased $2.7 million when compared to the three months ended December 31, 2003. The increase in depreciation for the three months ended December 31, 2004, reflects the additional depreciation expense from the acquisitions and normal increases in depreciation expense from routine equipment additions placed in service over the last year.

OTHER OPERATING INCOME: Other operating income for the three months ended December 31, 2004, of $0.9 million was primarily earned from the mark-to-market of trading securities and a payment received from the U.S. Continued Dumping Subsidy Offset Act. Other operating income for the three months ended December 31, 2003, was approximately $1.4 million.

INCOME FROM OPERATIONS: As a percentage of net sales, operating income for the fourth quarter of 2004 was 8.8% compared to the operating loss of 0.4% for the fourth quarter of 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $129 per ton for the three months ended December 31, 2004, compared to the three months ended December 31, 2003. The improvement in metal spread is the primary factor for the increased operating income in the fourth quarter of 2004. As discussed in cost of sales above, the operating margins for 2004 were impacted by the minimal margins on the acquired North Star Steel inventories.

EARNINGS FROM JOINT VENTURES: Earnings from the Company's 50% joint ventures were $41.1 million for the three months ended December 31, 2004, compared to $2.4 million for the three months ended December 31, 2003. The increase in joint venture earnings in the fourth quarter 2004 compared to fourth quarter 2003 is primarily due

                                                                       16 MD & A

to increased metal spread at the Company's Gallatin Steel joint venture. Selling price increases were significantly greater than the increase in scrap and raw materials costs resulting in an increase in metal spread of $243 per ton in the fourth quarter of 2004 compared to the same period in 2003.

INTEREST EXPENSE AND OTHER EXPENSE ON DEBT: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $5.8 million for the three months ended December 31, 2004, compared to the three months ended December 31, 2003. The net decrease in expense for the three months ended December 31, 2004, reflects lower interest expense on reduced debt levels and also a favorable effect of the mark-to-market adjustment on interest rate swaps of $2.5 million versus an expense of $0.8 million in 2003.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including both federal and provincial) are approximately 39% and 34%, respectively, for the three months ended December 31, 2004 and 2003. Through effective tax planning, the Company reduced the income tax expense from the statutory rates by approximately $2.9 million in the three months ended December 31, 2004.

SEGMENTS: Gerdau Ameristeel is organized with two business unit segments: mills and downstream.

Mills segment sales increased to $952.3 million for three months ended December 31, 2004, from $500.8 million for the three months ended December 31, 2003. Mills segment sales include sales to the downstream segment of $254.1 million and $79.7 million for the three months ended December 31, 2004 and 2003, respectively. Included in the current year mill segment sales are $106.0 million in sales related to the acquired mills. Mills segment operating income for three months ended December 31, 2004, was $112.8 million compared to operating income of $6.5 million for the three months ended December 31, 2003, an increase of $106.3 million. The increase in operating income in the fourth quarter of 2004 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $151.1 million for the three months ended December 31, 2004, from $72.1 million for the three months ended December 31, 2003. Downstream segment operating income was $4.0 million for the three months ended December 31, 2004, compared to a $2.3 million operating income for the three months ended December 31, 2003.

See "Note 17" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2004 and 2003 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. The reader is cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation of EBITDA to net income (loss) for the three months ended December 31, 2004 and 2003 is shown below:

FOR THE THREE MONTHS ENDED
($000S) DECEMBER 31,               2004         2003
-----------------------------    --------     --------
NET INCOME (LOSS)                $ 66,412     $ (3,369)

INCOME TAX EXPENSE
(BENEFIT)                          36,589      (13,876)

INTEREST AND OTHER
EXPENSE ON DEBT                    10,863       17,104

DEPRECIATION AND AMORTIZATION      22,709       19,635

EARNINGS FROM JOINT VENTURES      (41,145)      (2,405)

CASH DISTRIBUTION FROM
JOINT VENTURES                     35,425            -
                                 --------     --------
EBITDA                           $130,853     $ 17,089
                                 --------     --------

                                                                       17 MD & A

YEAR ENDED DECEMBER 31, 2004, COMPARED TO YEAR ENDED DECEMBER 31, 2003.
The following tables summarize the results of Gerdau Ameristeel for the year ended December 31, 2004, and for the year ended December 31, 2003.
(US$ in Thousands)

                                                              YEAR ENDED                            % OF SALES
                                               DECEMBER 31,     % of      DECEMBER 31,      % of     INCREASE     $ INCREASE
                                                   2004         SALES         2003         SALES    (DECREASE)     (DECREASE)
                                               ------------     -----     ------------     -----    ---------     -----------
FINISHED STEEL SHIPMENTS (TONS)
REBAR                                             1,322,826                 1,525,981
MERCHANT/SPECIAL SECTIONS                         2,312,704                 2,029,054
ROD                                                 786,662                   636,207
FABRICATED STEEL                                    755,818                   630,904
                                                  5,178,010                 4,822,146
FLAT ROLLED (JOINT VENTURE)                         757,509                   743,976
                                               ------------               -----------
   TOTAL                                          5,935,519                 5,566,122
                                               ------------               -----------
NET SALES                                      $  3,009,854     100.0%    $ 1,811,171      100.0%                 $ 1,198,683
OPERATING EXPENSES
   Cost of sales                                  2,450,945      81.4%      1,668,478       92.1%      (10.7)%        782,467
   Selling and administrative                       109,384       3.6%         81,565        4.5%       (0.9)%         27,819
   Depreciation                                      79,311       2.5%         71,951        4.0%       (1.5)%          7,360
   Other operating (income)                          (3,062)      0.1%         (1,480)      (0.1)%       0.2%          (1,582)
                                               ------------               -----------                             -----------
                                                  2,636,578      87.6%      1,820,514      100.5%      (12.9)%        816,064
                                               ------------               -----------                             -----------
INCOME (LOSS) FROM OPERATIONS                       373,276      12.4%         (9,343)      (0.5)%      12.9%         382,619
EARNINGS FROM JOINT VENTURES                        141,474       4.7%          7,667        0.4%        4.3%         133,807
                                               ------------               -----------                             -----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         514,750      17.1%         (1,676)      (0.1%)      17.2%         516,426
OTHER EXPENSES
   Interest, net                                     56,330       1.9%         59,880        3.3%       (1.4)%         (3,550)
   Foreign exchange loss                              8,123       0.2%            726        0.1%        0.1%           7,397
   Amortization of deferred financing costs           2,551       0.1%          4,399        0.2%       (0.1)%         (1,848)
                                                     67,004       2.2%         65,005        3.6%       (1.4)%          1,999
                                               ------------               -----------                             -----------
INCOME (LOSS) BEFORE INCOME TAXES                   447,746      14.9%        (66,681)      (3.7)%      18.6%         514,427
INCOME TAX EXPENSE (BENEFIT)                        110,077       3.7%        (39,770)      (2.2)%       5.9%         149,847
                                               ------------               -----------                             -----------
INCOME (LOSS) BEFORE MINORITY INTEREST              337,669      11.2%        (26,911)      (1.5)%      12.7%         364,580
MINORITY INTEREST                                         -       0.0%            217        0.0%        0.0%            (217)
                                               ------------     -----     -----------      -----      ------      -----------
NET INCOME (LOSS)                              $    337,669      11.2%    $    26,694)      (1.5)%      12.7%     $   364,363
                                               ------------     -----     -----------      -----      ------      -----------
EARNINGS (LOSS) PER COMMON SHARE - BASIC       $       1.46               $     (0.14)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED     $       1.45               $     (0.14)

                                                   YEAR ENDED
                                            DECEMBER 31,     DECEMBER 31      $ INCREASE     % INCREASE
                                               2004              2003         (DECREASE)     (DECREASE)
                                            ------------     ------------     ----------     ----------
WEIGHTED AVERAGE SELLING PRICE ($/TON)
   Mill external shipments                  $   491.77       $     310.19     $   181.58       58.5%
   Fabricated steel shipments                   601.07             438.83         162.24       37.0%
SCRAP CHARGES ($/TON)                       $   189.34       $     112.51     $    76.83       68.3%
METAL SPREAD ($/TON)
   Mill external shipments                      302.43             197.68         104.75       53.0%
MILL MANUFACTURING COST ($/TON)             $   210.62       $     177.88     $    32.74       18.4%

                                                                       18 MD & A

NET SALES: Finished tons shipped for the year ended December 31, 2004, increased 355,864 tons, or 7.4%, compared to the year ended December 31, 2003. The increase in tons reflects stronger steel demand from the prior year as well as two months shipments from the acquired mills of approximately 167,000 tons. Average mill finished goods selling prices increased $182 per ton, or 58.5%, from the average selling prices for the year ended December 31, 2003. Selling price increases were partially offset by scrap raw material costs that increased 68.3% for the year ended December 31, 2004, compared to the year ended December 31, 2003. In 2004, the Company and other minimill producers have increased steel selling prices in response to higher scrap and other manufacturing costs. Strong demand for scrap materials from China, combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries has increased the attractiveness of scrap material exports pushing the cost of scrap raw material up dramatically. Also, resurgence in domestic steel capacity utilization and declines in global scrap supply have added volatility to scrap prices.

COST OF SALES: Cost of sales as a percentage of net sales decreased 10.7% for the year ended December 31, 2004, compared to the year ended December 31, 2003. The decrease is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the year ended December 31, 2004, average scrap costs represented approximately 47% of mill production costs, compared to approximately 39% for the same period in 2003. Mill manufacturing costs were approximately 18.4% higher as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses partially offset by higher production levels that reduced costs on a per ton basis, by spreading fixed costs over an increased volume. Margins earned on shipments from the acquired North Star Steel mills were minimal. This is consistent with current purchase price accounting requirements as the finished steel inventories of these mills were recorded at market value. Approximately $24.0 million of the $28.5 million write-up in steel inventories for the year ended December 31, 2004, was charged to cost of goods sold in the December quarter.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses for the year ended December 31, 2004, increased $27.8 million when compared to the year ended December 31, 2003. Included in selling and administrative expenses for the year ended December 31, 2004, is a non-cash pretax expense of $21.8 million to mark-to-market outstanding stock appreciation rights (SARs) and other equity-based compensation held by employees compared to $9.4 million for the same period in the prior year. Other selling and administrative expenses increased $15.4 million for the year ended December 31, 2004, when compared to the year ended December 31, 2003. The increase is due to increased consulting services and increased salaries and benefits due to an increase in sales and administrative headcount.

DEPRECIATION: Depreciation for the year ended December 31, 2004, increased $7.4 million when compared to the year ended December 31, 2003. The increase in depreciation for the year ended December 31, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service during the last year and the depreciation expense recorded at the acquired operations.

OTHER OPERATING INCOME: Other operating income for the year ended December 31, 2004, was $3.1 million of which $1.2 million was recorded from an insurance settlement relating to a power interruption claim from a prior year, $1.0 million of gains from mark-to-market of trading securities, and $1.0 million collected under the U.S. Continued Dumping Subsidy Offset Act. Other operating income for the year ended December 31, 2003, was approximately $1.5 million, which included an electricity power rebate in the Province of Ontario from our Cambridge and Whitby facilities offset by a charge for a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs, costs associated with a fabricating plant shutdown expense and start-up costs associated with new process automation controls at the Knoxville, Tenn., rolling mill.

INCOME FROM OPERATIONS: As a percentage of net sales, operating income for 2004 was 12.4% compared to an operating loss of 0.5% for 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 53.0% to $302 per ton for the year ended December 31, 2004, from $198 per ton for the year ended December 31, 2003. The improvement in metal spread is the primary factor for the increase in operating income in 2004; however, improved operating performances and increased shipment volumes also contributed to the increase. As discussed in cost of sales above, the improvement in operating margins for 2004 was partly offset by the minimal margins on the acquired North Star Steel inventories.

EARNINGS FROM JOINT VENTURES: Earnings from the Company's 50% joint ventures were $141.5 million for the year ended December 31, 2004, compared to $7.7 million for the year ended December 31, 2003. Flat rolled sheet selling prices rising in excess of previous historical level highs, combined with excellent operating performance, offset increased scrap, alloy and

                                                                       19 MD & A

energy costs to produce record results at Gallatin Steel. Metal spread at Gallatin Steel for the year ended December 31, 2004, was $361 per ton in comparison to $163 per ton for the same period in the prior year.

INTEREST EXPENSE AND OTHER EXPENSE ON DEBT: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $5.4 million for the year ended December 31, 2004, compared to the year ended December 31, 2003. Included in the interest expense for the year ended December 31, 2004, is $1.6 million of income relating to a favorable mark-to-market adjustment on interest rate swap arrangements in comparison to a $5.6 million expense for the year ended December 31, 2003. Included in the deferred finance costs for the year ended December 31, 2003, was a charge of $2.1 million relating to the write-off of un-amortized costs of the extinguished debt.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including both federal and provincial) are approximately 39% and 34%, respectively, for the years ended December 31, 2004 and 2003. Through effective tax planning, the Company reduced the income tax expense from the statutory rates by approximately $15 million and $7.5 million in the years ended December 31, 2004 and 2003, respectively.

The Company also recorded the utilization of net operating losses related to the U.S. operations that resulted in a $48.6 million reduction of tax expense. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the high profitability of our U.S. operations, the Company was able to utilize these losses. This resulted in approximately an 11% reduction of the Company's effective annual income tax rate.

SEGMENTS: Gerdau Ameristeel is organized with two business unit segments: mills and downstream.

Mills segment sales increased to $3,180.6 million for year ended December 31, 2004, from $1,821.8 million for the year ended December 31, 2003. Mills segment sales include sales to the downstream segment of $688.5 million and $314.7 million for the years ended December 31, 2004 and 2003, respectively. Included in the current year mill segment sales are $106 million related to the acquired mills. Mills segment operating income for the year ended December 31, 2004, was $428.8 million compared to $3.1 million operating loss for the year ended December 31, 2003, an increase of $431.9 million. The increase in operating income in 2004 is primarily the result of higher metal spreads, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

Downstream segment sales increased to $517.7 million for the year ended December 31, 2004, from $304.1 million for the year ended December 31, 2003. Downstream segment operating income for the year ended December 31, 2004, was $18.9 million compared to $10.7 million for the year ended December 31, 2003, an increase of $8.2 million. The increase in profit is primarily due to increased average selling prices of $162 per ton.

See "Note 17" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2004 and 2003 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: Reconciliation of EBITDA to net income (loss) for the years ended December 31, 2004 and 2003, is shown below:

FOR THE YEAR ENDED ($000S)         DECEMBER 31, 2004      DECEMBER 31, 2003
-----------------------------      -----------------      -----------------
NET INCOME (LOSS)                    $     337,669          $     (26,694)
INCOME TAX EXPENSE
(BENEFIT)                                  110,077                (39,770)
INTEREST AND OTHER
EXPENSE ON DEBT                             56,330                 59,880
DEPRECIATION AND AMORTIZATION               81,862                 76,350
EARNINGS FROM JOINT VENTURES              (141,474)                (7,667)
CASH DISTRIBUTION
FROM JOINT VENTURES                         82,803                  3,620
MINORITY INTEREST                                -                   (217)
                                     -------------          -------------
EBITDA                               $     527,267          $      65,502
                                     -------------          -------------

                                                                       20 MD & A

CANADIAN GAAP

The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended December 31, 2004 and 2003, net income (loss) was $66.2 million and $(2.6) million, an increase of $68.8 million. Under Canadian GAAP for the years ended December 31, 2004 and 2003, net income (loss) was $341.5 million and $(24.1) million, an increase of $365.6 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 18 to the audited consolidated financial statements for the years ended December 31, 2003 and 2004. The following is a summary of these differences:

- Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

- As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long-term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment, which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and, therefore, negative goodwill is allocated to the equity investment and property, plant and equipment.

- Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

- Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets, and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

- Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

OPERATING ACTIVITIES: Net cash provided by operations for the year ended December 31, 2004, was $125.0 million compared to net cash provided by operations of $36.9 million for the year ended December 31, 2003. Excluding the impact of the acquired operations, for the year ended December 31, 2004, accounts receivable increased $13.4 million as a result of increased sales volumes and higher selling prices. In 2004, inventories increased $278.7 million as a result of higher costs associated with scrap, billets and finished products caused by the dramatic increase in scrap costs. Offsetting these uses of cash, accounts payable and other liabilities increased $58.2 million in 2004 primarily as a result of the increased cost of scrap.

                                                                       21 MD & A

INVESTING ACTIVITIES: Net cash used in investing activities was $380.6 million in the year ended December 31, 2004, compared to $52.5 million in the year ended December 31, 2003. For the year ended December 31, 2004, capital expenditures totaled $82.1 million. During 2004, Gerdau Ameristeel made the following acquisitions: in March 2004, the Company acquired the operating assets of Potter Form & Tie Co., a rebar fabricator in the Midwest United States for $11.1 million in cash; in November of 2004, the Company acquired four North Star Steel mills and three downstream facilities from Cargill for $320.8 million, of which $51.8 million was accrued at December 31, 2004; and in December, the Company acquired the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities for $16.4 million. Also, in 2004, the Company received $82.8 million in cash distributions from its joint venture investments.

FINANCING ACTIVITIES: Net cash provided by financing activities was $329.8 million in the year ended December 31, 2004, compared to net cash provided by financing activities of $13.3 million in the year ended December 31, 2003. Revolving credit payments were $212.8 million in 2004. Also, in the first quarter 2004, the Company obtained a short-term $25.0 million loan, guaranteed by Gerdau S.A., from a Brazilian bank which was repaid in the fourth quarter.

On April 16, 2004, the Company sold 26.8 million common shares to its majority shareholder, Gerdau S.A., for total proceeds of $97.9 million (Cdn $131.3 million). The proceeds were used for general corporate purposes, including capital expenditures, working capital and repayment of debt.

On October 15, 2004, the Company sold 70 million common shares for $4.70 (Cdn $5.90) per share, including 35 million common shares to Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. These transactions generated net proceeds of approximately $362.4 million after deducting underwriters' fees and estimated expenses. The proceeds were used primarily for the purchase of the North Star Steel assets.

OUTSTANDING SHARES

As of December 31, 2004, the Company had outstanding 304,028,122 common shares and Cdn $125.0 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

On October 15, 2004, the common shares of the Company commenced trading on the New York Stock Exchange under the symbol "GNA." The common shares will continue to trade on the Toronto Stock Exchange, also under the symbol "GNA."

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service.

The following is a summary of existing credit facilities and other long-term debt:

SENIOR SECURED CREDIT FACILITY: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the

                                                                       22 MD & A

borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At December 31, 2004, borrowings were $27,000, and there was $295.0 million available under the Senior Secured Credit Facility compared to $135.0 million borrowed and $130.3 million available at December 31, 2003.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

SENIOR NOTES: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed an exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario, and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AMERISTEEL BRIGHT BAR, INC. TERM LOAN: At December 31, 2004, AmeriSteel Bright Bar, Inc. had a $2.7 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

INDUSTRIAL REVENUE BONDS: The Company had $31.6 million of industrial revenue bonds outstanding as of December 31, 2004. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

RELATED PARTY LOANS: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June 2003, $35.0 million of the notes were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.) In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A and has subsequently been repaid.

CONVERTIBLE DEBENTURES: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is

                                                                       23 MD & A

required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

CAPITAL LEASES: Gerdau Ameristeel had $1.3 million of capital leases as of December 31, 2004.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $82.1 million on capital projects in the year ended December 31, 2004, compared to $55.2 million in the same period in 2003. Major capital projects in 2004 included caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

OFF-BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligation table below.

CONTRACTUAL OBLIGATIONS

The following table presents the Company's contractual obligations as of December 31, 2004.

                                                            LESS THAN       1 - 3         4 - 5        AFTER 5
CONTRACTUAL OBLIGATIONS ($000'S)              TOTAL          ONE YEAR       YEARS         YEARS         YEARS
-------------------------------------     -------------    -----------    ---------    ----------    ----------
LONG-TERM DEBT (1)                        $     434,016    $     1,193    $   1,509    $      634    $  430,680
CONVERTIBLE DEBENTURES                          103,855              -      103,855             -             -
INTEREST (2)                                    311,116         43,013      135,563        85,677        46,863
OPERATING LEASES (3)                             76,641         14,530       18,886        13,183        30,042
CAPITAL EXPENDITURES (4)                        161,559        113,091       48,468             -             -
UNCONDITIONAL PURCHASE OBLIGATIONS (5)           88,374         88,374            -             -             -
PENSION FUNDING OBLIGATIONS (6)                  20,700         20,700            -             -             -
                                          -------------    -----------    ---------    ----------    ----------
TOTAL CONTRACTUAL OBLIGATIONS             $   1,196,261    $   280,901    $ 308,281    $   99,494    $  507,585
                                          -------------    -----------    ---------    ----------    ----------

(1) Total amounts are included in the December 31, 2004, consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of December 31, 2004.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2004.

(4)   Purchase obligations for capital expenditure projects in progress.

(5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included only for 2005 as the amount of funding obligations beyond the next year are not yet determinable.

                                                                       24 MD & A

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.

ANNUAL RESULTS
YEARS ENDED DECEMBER 31,                      2002              2003               2004
----------------------------------        -----------       -------------       -----------
NET SALES                                 $  1,053,76       $   1,811,171       $ 3,009,854
NET INCOME (LOSS)                              11,049             (26,694)          337,669
EARNINGS PER COMMON SHARE, BASIC                 0.08               (0.14)             1.46
EARNINGS PER COMMON SHARE, DILUTED               0.08               (0.14)             1.45
TOTAL ASSETS                                1,513,724           1,665,540         2,582,023
TOTAL LONG-TERM DEBT                      $   463,423       $     641,005       $   519,333

Revenues have significantly increased over the past three years as a result of acquisitions and increases in selling prices. The increase in net income is a result of increases in metal spread.

QUARTERLY RESULTS                                       MARCH 31,       JUNE 30,        SEPTEMBER 30,     DECEMBER 31,
--------------------------------------------------     -----------     -----------      -------------     ------------
2004
   NET SALES                                           $   618,953     $   733,774        $ 807,883       $    849,244
   COST OF SALES                                           541,257         556,288          638,441            714,959
                                                       -----------     -----------        ---------       ------------
   NET INCOME                                               21,505         105,466          144,286             66,412
                                                       -----------     -----------        ---------       ------------
   EARNINGS PER COMMON SHARE, BASIC AND DILUTED               0.11            0.48             0.64               0.23

2003
   NET SALES                                           $   416,563     $   440,797        $ 460,635       $    493,176
   COST OF SALES                                           391,699         399,580          426,663            450,536
                                                       -----------     -----------        ---------       ------------
   NET LOSS                                                 (6,311)         (6,886)         (10,128)            (3,369)
                                                       -----------     -----------        ---------       ------------
   EARNINGS (LOSS) PER COMMON SHARE,BASIC AND
   DILUTED                                                   (0.03)          (0.03)           (0.05)            (0.02)

The increase in metal spread is the primary factor for the significant increase in net income for the four quarters ending December 31, 2004, as compared to 2003. The increase in net sales is primarily the result of increased selling prices over the past eight quarters.

CRITICAL ACCOUNTING POLICES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

                                                                       25 MD & A

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets, and is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment, and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply, and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations and current technology. The liability estimates are reviewed periodically and,

                                                                       26 MD & A

as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123, "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt this revised standard as of July 1, 2005. The Company is currently evaluating the requirements of SFAS 123R and expects that the adoption will not have a material impact on consolidated results of operations and earnings per share; however, the effect of adopting the new rule is dependent on the number of options granted in the future, the terms of those awards and their fair values. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expenses. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy generally follows SFAS 151; therefore, the adoption of SFAS 151 is not expected to have a significant impact on the consolidated results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or

                                                                       27 MD & A

other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 6). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore, the adoption of FIN 46 had no impact on the Company for the year ended December 31, 2004.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American

                                                                       28 MD & A

markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy has reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and, if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and, therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 40% of the Company's employees are represented by the United Steelworkers of America under collective bargaining agreements. The agreements have different expiration dates beginning in March 2005. Negotiations have begun with respect to the agreement expiring in March 2005. The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

                                                                       29 MD & A

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change, which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS, WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S. dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S. and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S LEVEL OF INDEBTEDNESS COULD AVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, LIMIT ITS ABILITY TO REACT TO CHANGES IN THE ECONOMY OR ITS INDUSTRY AND PREVENT IT FROM MEETING OBLIGATIONS UNDER ITS DEBT AGREEMENTS.

The Company's degree of leverage could have the following consequences:

- it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

-     it may limit the Company's ability to declare dividends;

- a portion of the Company's cash flows from operations must be dedicated to the payment of interest on indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

- certain of the Company's borrowings, including borrowings under the senior secured credit facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

- it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

- the Company may be vulnerable in a downturn in general economic conditions; and

- the Company may be unable to make capital expenditures that are important to growth and strategies.

                                                                 30 AUDIT REPORT

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the senior secured credit facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's results of operations or financial condition.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs. Funding requirements may rise above expected amounts commencing in 2005 if temporary relief provisions enacted by the United States Congress are not extended.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers and cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $141.5 million to net income for the year ended December 31, 2004, and $7.7 million to net income for the year ended December 31, 2003. The Company received $82.8 million of cash distributions from its joint ventures in the year ended December 31, 2004, and $3.6 million of cash distributions for the year ended December 31, 2003. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin Steel's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

                                                                 31 AUDIT REPORT

REPORT OF INDEPENDENT REGISTERED
      CERTIFIED PUBLIC ACCOUNTING FIRM

      TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
      OF GERDAU AMERISTEEL CORPORATION:

      In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings (loss), of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements comprise assets of 6 percent of the related consolidated totals as of December 31, 2004 and earnings from joint ventures which comprises 29 percent of the related consolidated income before income taxes for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion

      /s/ PricewaterhouseCoopers LLP

      Tampa, Florida
      March 4, 2005

                                                         32 FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in Thousands)

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 2004            2003
                                                             ------------    ------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                   $    88,132     $     9,950
  Restricted cash and cash equivalents                                465               -
  Accounts receivable, net of allowance of $4,000 in 2004
  and $4,100 in 2003                                              360,379         205,226
  Inventories (note 4)                                            853,155         352,842
  Deferred tax assets (note 10)                                     8,754          13,269
  Other current assets                                             28,808          20,701
                                                              -----------     -----------
  TOTAL CURRENT ASSETS                                          1,339,693         601,988
                                                              -----------     -----------
INVESTMENTS (note 6)                                              177,795         118,630
PROPERTY, PLANT AND EQUIPMENT (note 5)                            919,862         795,063
GOODWILL                                                          122,716         116,564
DEFERRED FINANCING COSTS                                           13,616          16,063
DEFERRED TAX ASSETS (note 10)                                       8,234          17,160
OTHER ASSETS                                                          107              72
                                                              -----------     -----------
  TOTAL ASSETS                                                $ 2,582,023     $ 1,665,540
                                                              -----------     -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                            $   295,001     $   208,612
  Accrued salaries, wages and employee benefits                    56,428          29,732
  Accrued interest                                                 21,071          23,730
  Other current liabilities                                        54,715          34,357
  Acquisition liability                                            51,790               -
  Current portion of long-term borrowings (note 7)                  4,644           2,774
                                                              -----------     -----------
  TOTAL CURRENT LIABILITIES                                       483,649         299,205
                                                              -----------     -----------
LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)               432,823         562,703
CONVERTIBLE DEBENTURES (note 9)                                    86,510          78,302
ACCRUED BENEFIT OBLIGATIONS (note 11)                             107,174          93,047
OTHER LIABILITIES                                                  68,325          45,172
DEFERRED TAX LIABILITIES (note 10)                                 38,778          53,504
                                                              -----------     -----------
  TOTAL LIABILITIES                                             1,217,259       1,131,933
                                                              -----------     -----------
SHAREHOLDERS' EQUITY
  Capital stock (note 13)                                       1,008,511         547,601
  Retained earnings (accumulated deficit)                         311,853         (25,816)
  Accumulated other comprehensive income                           44,400          11,822
                                                              -----------     -----------
  TOTAL SHAREHOLDERS' EQUITY                                    1,364,764         533,607
                                                              -----------     -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 2,582,023     $ 1,665,540
                                                              -----------     -----------

See accompanying notes to consolidated financial statements.

                                                         33 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in Thousands, Except Earnings per Share Data)

                                                            YEAR ENDED         YEAR ENDED
                                                        DECEMBER 31, 2004  DECEMBER 31, 2003
                                                        -----------------  -----------------
NET SALES                                                  $ 3,009,854        $ 1,811,171
OPERATING EXPENSES
  Cost of sales                                              2,450,945          1,668,478
  Selling and administrative                                   109,384             81,565
  Depreciation                                                  79,311             71,951
  Other operating (income) expense                              (3,062)            (1,480)
                                                           -----------        -----------
                                                             2,636,578          1,820,514
                                                           -----------        -----------
INCOME (LOSS) FROM OPERATIONS                                  373,276             (9,343)
EARNINGS FROM JOINT VENTURES                                   141,474              7,667
                                                           -----------        -----------
INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES           514,750             (1,676)
OTHER EXPENSES
  Interest, net                                                 56,330             59,880
  Foreign exchange loss                                          8,123                726
  Amortization of deferred financing costs                       2,551              4,399
                                                           -----------        -----------
                                                                67,004             65,005
                                                           -----------        -----------

INCOME (LOSS) BEFORE INCOME TAXES                              447,746            (66,681)
INCOME TAX EXPENSE (BENEFIT) (NOTE 10)                         110,077            (39,770)
                                                           -----------        -----------
INCOME (LOSS) BEFORE MINORITY INTEREST                         337,669            (26,911)
                                                           -----------        -----------
MINORITY INTEREST                                                    -                217
                                                           -----------        -----------
NET INCOME (LOSS)                                          $   337,669        $   (26,694)
                                                           -----------        -----------
EARNINGS (LOSS) PER COMMON SHARE - BASIC                   $      1.46        $     (0.14)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED                 $      1.45        $     (0.14)

See accompanying notes to consolidated financial statements.

                                                         34 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (US$ in Thousands, Except Earnings per Share Data)

                                                                       RETAINED     ACCUMULATED
                                                                       EARNINGS        OTHER
                                         NUMBER OF       INVESTED    (ACCUMULATED  COMPREHENSIVE
                                           SHARES        CAPITAL       DEFICIT)    INCOME (LOSS)      TOTAL
                                        -----------    -----------   ------------  -------------   ----------
BALANCES AT DECEMBER 31, 2002           184,892,360    $   513,400    $      878     $  (21,086)   $  493,192
NET LOSS                                                                 (26,694)                     (26,694)
OTHER COMPREHENSIVE INCOME:
  Unrealized loss on cash flow hedge                                                      3,465         3,465
  Foreign exchange                                                                       24,086        24,086
  Minimum pension liability, net of
  tax of $3.2M                                                                            5,357         5,357
COMPREHENSIVE INCOME                                                                                    6,214
ACQUISITION OF MINORITY INTEREST         13,198,501         34,201                                     34,201
                                        -----------    -----------    ----------     ----------    ----------
BALANCES AT DECEMBER 31, 2003           198,090,861    $   547,601    $  (25,816)    $   11,822    $  533,607
                                        -----------    -----------    ----------     ----------    ----------
NET INCOME                                                               337,669                      337,669
OTHER COMPREHENSIVE INCOME:
  Foreign exchange                                                                       36,400        36,400
  Minimum pension liability, net of
  tax of $2.1M                                                                           (3,822)       (3,822)
COMPREHENSIVE INCOME                                                                                  370,247
STOCK ISSUANCE                          105,562,000        460,203                                    460,203
EMPLOYEE STOCK OPTIONS                      375,261            707                                        707
                                        -----------    -----------    ----------     ----------    ----------
BALANCES AT DECEMBER 31, 2004           304,028,122    $ 1,008,511    $  311,853     $   44,400    $1,364,764
                                        -----------    -----------    ----------     ----------    ----------

See accompanying notes to consolidated financial statements.

                                                         35 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in Thousands)

                                                                      YEAR ENDED      YEAR ENDED
                                                                     DECEMBER 31,    DECEMBER 31,
                                                                         2004            2003
                                                                     ------------    ------------
OPERATING ACTIVITIES
NET INCOME (LOSS)                                                      $ 337,669       $ (26,694)
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
  Depreciation                                                            79,311          71,951
  Amortization                                                             2,551           4,399
  Deferred income taxes                                                    7,463         (22,327)
  Gain on disposition of property, plant and equipment                         -             (45)
  Foreign exchange on related party loans                                      -           7,241
  Income from joint ventures                                            (141,474)         (7,667)
  Distributions from joint ventures                                       82,803           3,620
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF ACQUISITIONS:
  Accounts receivable                                                    (13,355)        (42,406)
  Inventories                                                           (278,679)          2,577
  Other assets                                                            (9,531)         (5,437)
  Liabilities                                                             58,222          51,672
                                                                       ---------       ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                124,980          36,884
                                                                       ---------       ---------
INVESTING ACTIVITIES
  Additions to property, plant and equipment                             (82,149)        (55,151)
  Acquisitions                                                          (298,422)              -
  Proceeds from dispositions of property, plant, and equipment                 -           2,643
  Sales of short-term investments                                         60,051               -
  Purchases of short-term investments                                    (60,051)              -
                                                                       ---------       ---------
NET CASH USED IN INVESTING ACTIVITIES                                   (380,571)        (52,508)
                                                                       ---------       ---------
FINANCING ACTIVITIES
  Proceeds from issuance of new debt                                      25,000         542,357
  Payments on term loans                                                 (25,664)       (513,182)
  Senior Secured Credit Facility borrowings                               82,788               -
  Senior Secured Credit Facility payments                               (212,754)              -
  Additions to deferred financing costs                                        -         (15,639)
  Changes in minority interest                                                 -            (217)
  Changes in restricted cash                                                (465)              -
  Proceeds from issuance of employee stock option purchases                  707               -
  Proceeds from the issuance of common stock                             460,203               -
                                                                       ---------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                329,815          13,319
                                                                       ---------       ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS               3,958            (287)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          78,182          (2,592)
                                                                       ---------       ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           9,950          12,542
                                                                       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $  88,132       $   9,950
                                                                       ---------       ---------

See accompanying notes to consolidated financial statements.

                                                         36 FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in Thousands)

NOTE 1 - BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50% of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of Gerdau Ameristeel's common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company sold 26,800,000 common shares to its majority shareholder, Gerdau S.A., for cash. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares. In October 2004, the Company issued and sold 70 million shares for $4.70 (Cdn $5.90) per share, including 35 million to Gerdau S.A., and in November 2004, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. As of December 31, 2004, Gerdau S.A. owned approximately 66.5% of common shares outstanding.

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. All dollar amounts are reported in United States dollars unless otherwise indicated.

CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.

JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures and are recorded under the equity method. Other investments where the Company does not exercise significant influence are accounted for by the cost

                                                         37 FINANCIAL STATEMENTS

method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.

CASH AND CASH EQUIVALENTS: The Company considers all cash on deposit and term deposits with original maturities of three months or less, to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies. A book overdraft of $68.5 million from the Company's main disbursement account was offset against a money market account at the same institution.

SHORT-TERM INVESTMENTS: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available for sale. Accordingly, the Company's investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. There was no investment in these securities at December 31, 2004 or 2003.

INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $2.0 million and $1.9 million as of December 31, 2004 and 2003. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets. This standard requires that goodwill and intangible assets with indefinite lives not be amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002 for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment.

                                                         38 FINANCIAL STATEMENTS

DEFERRED FINANCING COSTS: Deferred financing costs were incurred in relation to long-term debt, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of the Company's floating rate debt instruments approximates fair value, because the interest rates adjust periodically to the current market rates. The fair value of the Company's fixed rate notes, the Senior Notes, was $474.9 million and $447.5 million as of December 31, 2004 and 2003, respectively. The fair value of the Company's Convertible Debentures was Cdn $126.9 million and Cdn $116.3 million as of December 31, 2004 and 2003, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

DEFERRED INCOME TAXES: The liability method of accounting for income taxes is used, whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

PENSIONS AND POST RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected-benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high-quality, fixed-income investments with maturities that match the expected maturity of the obligations.

-  Pension assets are valued at fair market value.

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

- A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated. A net curtailment gain is deferred until realized.

ENVIRONMENTAL LIABILITIES: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations, which are accumulated in other comprehensive income.

                                                         39 FINANCIAL STATEMENTS

Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in accumulated other comprehensive income.

The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in U.S. dollars.

EARNINGS (LOSS) PER SHARE: The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options.

STOCK OPTIONS: The Company accounts for stock options granted to employees using the intrinsic-value-based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options, because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair-value-based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes options granted subsequent to January 1, 2002, and excludes options issued prior to January 1, 2002. The following assumptions were used:

EXPECTED DIVIDEND YIELD                        0%
EXPECTED SHARE PRICE VOLATILITY               55%
RISK-FREE RATE OF RETURN                       4%
EXPECTED PERIOD UNTIL EXERCISE            5 YEARS

(Amounts in $000s except per share data)

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                             2004          2003
                                                          ---------      --------
NET (LOSS) INCOME, AS REPORTED                            $ 337,669      $(26,694)
                                                          ---------      --------
PRO FORMA STOCK-BASED COMPENSATION COST                         260           497
                                                          ---------      --------
PRO FORMA, NET INCOME                                     $ 337,409      $(27,191)
                                                          ---------      --------
EARNINGS (LOSS) PER SHARE
    Basic, as reported                                    $    1.46      $  (0.14)
                                                          ---------      --------
    Basic, pro forma                                           1.45         (0.14)
                                                          ---------      --------
    Diluted, as reported                                       1.45         (0.14)
                                                          ---------      --------
    Diluted, pro forma                                         1.45         (0.14)
                                                          ---------      --------

DEFERRED SHARE UNIT PLAN: The Corporation offers a Deferred Share Unit Plan
(DSUP) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $354,000 and $123,000 at December 31, 2004 and 2003, respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                         40 FINANCIAL STATEMENTS

RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2004 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

NOTE 3 - ACQUISITIONS

On March 19, 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

On December 10, 2004, the Company completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons for approximately $16.4 million. As a result of this transaction, $4.7 million of goodwill was recorded. The transaction was accounted for as a purchase.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill, Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities acquired consist of four long steel product minimills located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton minimills have scrap shredder facilities, which process raw scrap into shredded scrap to supply a large part of the minimills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries. The purchase price for the acquired assets was $266 million in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004, to the date of closing. Of the purchase price, $181 million was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51.8 million. This amount was accrued as of December 31, 2004, and paid subsequent to year end.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004 ($000s):

NET ASSETS (LIABILITIES) ACQUIRED
CURRENT ASSETS                         $ 325,751
CURRENT LIABILITIES                      (67,674)
PROPERTY, PLANT AND EQUIPMENT             86,244
OTHER LONG-TERM LIABILITIES              (23,789)
                                       ---------
                                       $ 320,532
                                       ---------
PURCHASE PRICE                         $ 266,000
PLUS TRANSACTION COSTS                     2,742
ACCRUED WORKING CAPITAL ADJUSTMENT        51,790
                                       ---------
                                       $ 320,532
                                       ---------

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2004 North Star Steel acquisition had been completed as of January 1, 2003.

                                        FOR THE YEAR ENDED DECEMBER 31,
                                          2004                  2003
                                       ----------            ----------
NET SALES                              $3,760,139            $2,396,446
NET INCOME (LOSS)                         460,454               (18,351)
EARNINGS (LOSS) PER SHARE - BASIC            1.98                 (0.09)
                            DILUTED          1.97                 (0.09)

                                                         41 FINANCIAL STATEMENTS

NOTE 4 - INVENTORIES

Inventories consist of the following ($000s):

                                      AT DECEMBER 31,   AT DECEMBER 31,
                                           2004              2003
                                      ---------------   ---------------
FERROUS AND NON-FERROUS SCRAP            $148,273          $ 64,173
WORK IN-PROCESS                           121,618            31,764
FINISHED GOODS                            376,528           151,014
RAW MATERIALS (EXCLUDING SCRAP)
AND OPERATING SUPPLIES                    206,736           105,891
                                         --------          --------
                                         $853,155          $352,842
                                         --------          --------

NOTE 5 - PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                          ACCUMULATED            NET
                                                         COST             DEPRECIATION        BOOK VALUE
                                                     -----------          ------------        ----------
AT DECEMBER 31, 2004
LAND AND IMPROVEMENTS                                $    74,443           $  (3,725)          $ 70,718
BUILDINGS AND IMPROVEMENTS                               157,654             (26,880)           130,774
MACHINERY AND EQUIPMENT                                1,017,979            (376,402)           641,577
CONSTRUCTION IN PROGRESS                                  63,895                   -             63,895
PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE               12,898                   -             12,898
                                                     -----------           ---------           --------
                                                     $ 1,326,869           $(407,007)          $919,862
                                                     -----------           ---------           --------

AT DECEMBER 31, 2003
LAND AND IMPROVEMENTS                                $    63,175           $  (2,680)          $ 60,495
BUILDINGS AND IMPROVEMENTS                               128,243             (20,327)           107,916
MACHINERY AND EQUIPMENT                                  862,610            (285,909)           576,701
CONSTRUCTION IN PROGRESS                                  36,375                   -             36,375
PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE               13,576                   -             13,576
                                                     -----------           ---------           --------
                                                     $ 1,103,979           $(308,916)          $795,063
                                                     -----------           ---------           --------

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $353,000 and $124,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 6 - JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings has been included in these consolidated financial statements.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                                     DECEMBER 31,
                                               2004              2003
                                           ------------       -----------
BALANCE SHEET
CURRENT ASSETS                             $    128,004       $    53,137
PROPERTY, PLANT AND EQUIPMENT, NET              132,472           124,144
CURRENT LIABILITIES                              27,517            23,224
LONG-TERM DEBT                                    1,709             4,259

STATEMENT OF EARNINGS
SALES                                      $    465,493       $   224,179
OPERATING INCOME                                142,429             9,685
INCOME BEFORE INCOME TAXES                      142,538             9,440
NET INCOME                                      141,474             7,667

                                                         42 FINANCIAL STATEMENTS

NOTE 7 - LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011, and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2004, there was $27,000 drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295.0 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A. In the fourth quarter of 2004, this loan was repaid.

Debt includes the following ($000s):

                                                                                           DECEMBER 31,    DECEMBER 31,
                                                                                               2004            2003
                                                                                           ------------    ------------
SENIOR NOTES, BEARING INTEREST OF 10.375%, DUE JULY 2011, NET OF ORIGINAL ISSUE DISCOUNT     $ 397,986      $ 397,271
SENIOR SECURED CREDIT FACILITY, BEARING INTEREST OF 5.75%, DUE THROUGH DECEMBER 2005                27        135,027
INDUSTRIAL REVENUE BONDS, BEARING INTEREST OF 1.74% TO 6.38%, DUE THROUGH DECEMBER 2018         31,600         27,400
AMERISTEEL BRIGHT BAR TERM LOAN, BEARING INTEREST OF 5.25%, DUE JUNE 2011                        2,734          3,172
OTHER, BEARING INTEREST OF 3.75%, DUE THROUGH JUNE 2006                                          5,120          2,607
                                                                                             ---------      ---------
                                                                                               437,467        565,477
LESS CURRENT PORTION                                                                            (4,644)        (2,774)
                                                                                             ---------      ---------
                                                                                             $ 432,823      $ 562,703
                                                                                             ---------      ---------

The maturities of borrowings for the years subsequent to December 31, 2004, are as follows ($000s):

                    AMOUNT
2005               $  4,644
2006                    733
2007                    450
2008                    323
2009                    323
THEREAFTER          430,994
                   --------
                   $437,467
                   --------

Cash paid for interest was $54.5 million and $32.2 million for the years ended December 31, 2004 and 2003, respectively.

The Company's debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limits the debt to equity ratio. In addition, if the Company's business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2004, the Company was in compliance with all of its debt covenants.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. In February 2003, Gerdau S.A. made loans totaling $30.0 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans bore interest at 6.5% and were repaid under the June 2003 refinancing. Through the June 2003 refinancing, an indirect wholly owned subsidiary of Gerdau S.A. purchased $35.0 million of bonds. These bonds were exchanged subsequent to the exchange offer in 2004. Accrued liabilities due to related parties were $6.2 million and $5.8 million as of December 31, 2004 and 2003, respectively.

                                                         43 FINANCIAL STATEMENTS

NOTE 9 - CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007 and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn $26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 - INCOME TAXES

The income tax expense is comprised of ($000s):

                                                      2004           2003
                                                   -----------     ---------
CURRENT                                            $   102,614     $   1,311
DEFERRED                                                 7,463       (41,081)
                                                   -----------     ---------
                                                   $   110,077     $ (39,770)
                                                   -----------     ---------
CURRENT INCOME TAXES:
   Canada                                          $     1,216     $     713
   U.S.                                                101,381           700
   Other                                                    17          (102)
                                                   -----------     ---------
                                                       102,614         1,311
                                                   -----------     ---------
DEFERRED INCOME TAXES:
   Canada                                               12,333       (13,014)
   U.S.                                                 (4,870)      (28,067)
                                                         7,463       (41,081)
                                                   -----------     ---------
TOTAL PROVISION FOR INCOME TAXES                   $   110,077     $ (39,770)
                                                   -----------     ---------

The income tax expense (benefit) differs from the amount computed by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                              2004           2003
                                                            ---------      --------
INCOME TAX EXPENSE (BENEFIT) COMPUTED USING
CANADIAN STATUTORY TAX RATES                                $ 151,481      $(26,365)

INCREASED (DECREASED) BY THE TAX EFFECT OF:
   Tax exempt income                                          (16,679)       (7,158)
   Deferred tax asset valuation adjustment                    (48,563)            -
   Effect of different rates in foreign jurisdictions          18,965        (7,007)
   Net future income tax benefit resulting from changes
   in tax rates                                                     -        (1,475)
   Convertible debenture purchase price adjustment              2,235         2,235
   Unrealized foreign exchange losses                           2,504             -
   Other, net                                                     134             -
                                                            ---------      --------
INCOME TAX EXPENSE (BENEFIT)                                $ 110,077      $(39,770)
                                                            ---------      --------
CASH PAYMENTS FOR INCOME TAXES                              $  95,766      $  1,517
                                                            ---------      --------

                                                         44 FINANCIAL STATEMENTS

The components of the deferred tax assets and liabilities consisted of the following:

CANADA                                 2004        2003
------                               --------   ----------
NON-CURRENT ASSETS:
   Operating loss carryforwards      $ 29,891   $   25,532
   Property, plant and equipment      (41,348)     (34,769)
   Recycling and AMT credits              523            -
   Pension and retirement accruals     16,835       18,044
   Long-term liabilities not            2,333        8,353
   currently deductible
                                     --------   ----------
NET NON-CURRENT DEFERRED TAX ASSETS  $  8,234   $   17,160
                                     --------   ----------

UNITED STATES                                  2004           2003
-------------                                ---------      ---------
CURRENT ASSETS:
   Accounting provisions not currently
   deductible for tax purposes               $   8,754      $  13,269
                                             ---------      ---------
NON-CURRENT LIABILITIES:
   Operating loss carryforwards              $ (34,805)     $ (42,856)
   Property, plant and equipment               129,842        123,521
   Recycling and AMT credits                    (4,927)        (5,394)
   Pension and retirement accruals             (19,784)       (14,313)
   Long-term liabilities not currently         (32,420)       (12,164)
     deductible
   Other                                           872          4,710
                                             ---------      ---------
NET NON-CURRENT DEFERRED TAX LIABILITIES     $  38,778      $  53,504
                                             ---------      ---------

During 2004, the Company recorded the utilization of net operating losses (NOL) related to the former Co-Steel U.S. group resulting in a $48.6 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting, which resulted in a portion of the existing NOLs being reserved. Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules (which limit a company's ability to utilize NOLs that existed as of the date of an ownership change) have been recognized.

As of December 31, 2004, the Company has a combined non-capital loss carry forward of approximately $85.5 million for Canadian tax purposes that expires on various dates between 2008 through 2011. The Company also has a combined net operating loss carryforward of approximately $136.9 million for U.S. federal and state income tax purposes that expires on various dates between 2005 and 2023.

The Company believes its Canadian net deferred tax asset at December 31, 2004, of $8.2 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.

NOTE 11 - POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $3.4 million and $2.6 million for the years ended December 31, 2004 and 2003, respectively.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s).

Settlement losses were recognized in the prior year due to payments to former employees under the former Co-Steel plans. The following tables summarize the components of the net periodic pension costs and the net periodic post retirement medical benefits costs in thousands and in percents:

                                                         45 FINANCIAL STATEMENTS

                                                       PENSION BENEFITS               OTHER BENEFIT PLANS
                                                    YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                    2004             2003              2004          2003
                                                 -----------     -------------     -----------   -----------
COMPONENTS OF NET PERIODIC BENEFIT COST
   Service cost                                  $    10,980     $       8,027     $     1,133   $       880
   Interest cost                                      22,274            20,831           2,153         2,247
   Expected return on plan assets                    (20,975)          (18,683)              -             -
   Amortization of transition liability                  174               162               -             -
   Amortization of prior service cost                    293               461            (212)            -
   Recognized actuarial loss                           2,214               957              30             -
   Settlement loss                                         -               140               -             -
                                                 -----------     -------------     -----------   -----------
NET PERIODIC BENEFIT COST                        $    14,960     $      11,895     $     3,104   $     3,127
                                                 -----------     -------------     -----------   -----------
CHANGE IN BENEFIT OBLIGATIONS
   Benefit obligation at beginning of period     $   359,568     $     301,352     $    38,554   $    31,978
   Acquisition of North Star                               -                 -           8,716             -
   Service cost                                       10,980             8,027           1,133           880
   Interest cost                                      22,274            20,831           2,153         2,247
   Plan participants' contributions                        -                 -             733           647
   Amendments                                          3,149                 -          (3,161)            -
   Actuarial loss                                     25,193            11,248           1,793         1,188
   Benefits and administrative expenses paid         (19,381)          (14,918)         (2,501)       (2,260)
   Settlement loss                                         -               275               -             -
   Foreign exchange gain                              14,851            32,753           1,766         3,874
                                                 -----------     -------------     -----------   -----------
BENEFIT OBLIGATION AT END OF PERIOD              $   416,634     $     359,568     $    49,186   $    38,554
                                                 -----------     -------------     -----------   -----------
CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of     $   278,243     $     206,070     $         -   $         -
   period
   Actual return on plan assets                       30,509            42,448               -             -
   Employer contribution                              20,815            18,470           1,769         1,612
   Plan participants' contributions                        -                 -             732           648
   Benefits and administrative expenses paid         (19,381)          (14,918)         (2,501)       (2,260)
   Foreign exchange loss                              12,533            26,173               -             -
                                                 -----------     -------------     -----------   -----------
FAIR VALUE OF PLAN ASSETS AT END OF PERIOD       $   322,719     $     278,243     $         -   $         -
                                                 -----------     -------------     -----------   -----------
RECONCILIATION OF FUNDED STATUS - END OF PERIOD
   Funded status                                 $   (93,915)    $     (81,325)    $   (49,186)  $   (38,554)
   Unrecognized transition liability                   1,857             1,905               -             -
   Unrecognized prior service cost                     5,962             2,673          (2,948)            -
   Unrecognized actuarial loss                        52,610            39,069           3,052         1,878
                                                 -----------     -------------     -----------   -----------
NET AMOUNT RECOGNIZED                            $   (33,486)    $     (37,678)    $   (49,082)  $   (36,676)
                                                 -----------     -------------     -----------   -----------
AMOUNTS RECOGNIZED IN BALANCE SHEET
   Accrued benefit liability                     $   (58,092)    $     (56,371)    $   (49,082)  $   (36,676)
   Accumulated pretax charge to
   other comprehensive income                         24,606            18,693               -             -
                                                 -----------     -------------     -----------   -----------
NET AMOUNT RECOGNIZED                            $   (33,486)     $    (37,678)    $   (49,082)  $   (36,676)
                                                 -----------     -------------     -----------   -----------

                                                         46 FINANCIAL STATEMENTS

ASSUMPTIONS

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFITS OBLIGATIONS AT DECEMBER 31

                                    2004           2003
                                ------------   ------------
Discount rate                   5.75% - 6.00%  6.25% - 6.50%
Rate of compensation increases  2.50% - 4.25%  2.50% - 4.50%

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

                                              2004               2003
                                          -------------      -------------
Health care cost trend rate assumed
for next year                             9.50% - 13.00%     9.00% - 10.00%
Rate to which the cost trend rate is
assumed to decline (ultimate trend rate)   4.50% - 5.50%              5.50%
Year that the rate reaches
the ultimate trend rate                     2010 - 2013               2008

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST FOR THE YEAR ENDED DECEMBER 31

                                    2004             2003
                                ------------     ------------
Discount rate                   6.25% - 6.50%    6.50% - 6.75%
Expected long-term return on
plan assets                     7.25% - 8.40%    7.25% - 8.40%
Rate of compensation increase   2.50% - 4.50%    2.50% - 4.50%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                      1 PERCENTAGE POINT  1 PERCENTAGE POINT
                                                           INCREASE            DECREASE
                                                      ------------------  ------------------
Effect on total service and interest cost                 $   383               $  (308)
Effect on postretirement benefit obligation                 6,052                (4,900)

PLAN ASSETS: The Company's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

ASSET CATEGORY               PLAN ASSETS AT DECEMBER 31,
                                 2004         2003
                                 ----         ----
Equity securities                67.3%        70.4%
Debt securities                  26.5%        23.9%
Real estate                       2.7%         0.5%
Other                             3.5%         5.2%
                                 ----         ----
TOTAL                             100%         100%
                                 ----         ----

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% - 85% in equity securities, 20% - 35% in debt securities and 0% - 10% in real estate and other.

BENEFIT PAYMENTS: The expected benefit payments, in future years, are as follows ($000s):

                             PENSION         OTHER BENEFIT
                             BENEFITS            PLANS
                             --------        -------------
2005                         $ 17,374          $  1,882
2006                           17,867             2,039
2007                           18,539             2,179
2008                           19,539             2,338
2009                           20,673             2,482
2010 TO 2014                  125,884            15,233

                                                         47 FINANCIAL STATEMENTS

CONTRIBUTIONS
The Company expects to contribute $20.7 million to its pension plans in 2005.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2004, was approximately $4.0 million.

NOTE 13 - SHAREHOLDERS' EQUITY

Capital stock consists of the following shares:

                           AUTHORIZED    ISSUED      INVESTED CAPITAL
                             NUMBER      NUMBER       (IN THOUSANDS)
                           ----------  -----------   ----------------
DECEMBER 31, 2004 COMMON   UNLIMITED   304,028,122      $1,008,511
DECEMBER 31, 2003 COMMON   UNLIMITED   198,090,861      $  547,601

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

                                                             2004          2003
                                                          ---------     -----------
Cumulative foreign currency translation adjustments, net  $  59,721     $    23,321
Minimum pension liability adjustments, net                  (15,321)        (11,499)

                                                          ---------     -----------
TOTAL                                                     $  44,400     $    11,822
                                                          ---------     -----------

                                                         48 FINANCIAL STATEMENTS

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                YEAR ENDED DECEMBER 31,
                                               2004              2003
                                          --------------     ------------
BASIC EARNINGS (LOSS) PER SHARE:
   Basic net earnings (loss)              $      337,669     $    (26,694)
   Average shares outstanding                232,047,518      194,791,236
   Basic net earnings (loss) per share    $         1.46     $      (0.14)

DILUTED EARNINGS (LOSS) PER SHARE:
   Diluted earnings (loss)                $      337,669     $    (26,694)

DILUTED AVERAGE SHARES OUTSTANDING:
   Average shares outstanding                232,047,518       194,791,236
   Dilutive effect of stock options            1,241,571                -

DILUTED EARNINGS (LOSS) PER SHARE         $         1.45     $      (0.14)

At December 31, accumulated other comprehensive income was as follows ($000s):

At December 31, 2004, options to purchase 692,000 (1,013,700 at December 31,
2003) common shares were not included in the computation of diluted earnings
(loss) per share as their inclusion would be anti-dilutive.

NOTE 14 - STOCK BASED COMPENSATION

The Company has several stock-based compensation plans, which are described below.

Under the former Co-Steel plan, the Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

A subsidiary of the Company, AmeriSteel, had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel exchanged shares of AmeriSteel stock and options for stock and options of Gerdau Ameristeel at an exchange rate of 9.4617 Gerdau Ameristeel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

AmeriSteel had long-term incentive plans available to executive management (the "AmeriSteel Plan") to ensure that the interests of AmeriSteel's senior management were congruent with the interests of its shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. The AmeriSteel Plan provided for earned awards to vest and be paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of AmeriSteel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of AmeriSteel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. The awards were recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $1.3 million and $150 thousand, respectively.

For the year ended December 31, 2004, the Gerdau Ameristeel Human Resources Committee adopted the 2004 Long-

                                                         49 FINANCIAL STATEMENTS

Term Incentive Stakeholder Plan (the "Stakeholder Plan"). The Stakeholder Plan is based on the Ameristeel Plan. The Stakeholder Plan is designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Awards will be made following the end of each fiscal year and payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the Stakeholder Plan for the year ended December 31, 2004, and was granted on March 1, 2005. The award will be accrued over the vesting period. No awards are expected to be granted under the Stakeholder Plan in the future.

In July 1999, AmeriSteel's board of directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $6.4 million and $3.5 million, respectively.

In September 1996, AmeriSteel's board of directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of Gerdau Ameristeel, the maximum number of common shares issuable under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2004. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic-value-based method of accounting (see note 2).

In July 2002, AmeriSteel's board of directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant: 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one-third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $14.3 million and $5.9 million, respectively.

In May 1995, AmeriSteel's board of directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

                                                         50 FINANCIAL STATEMENTS

A summary of the Company's stock option plans is as follows:

                                                YEAR ENDED DECEMBER 31, 2004           YEAR ENDED DECEMBER 31, 2003
                                               NUMBER OF    WEIGHTED- AVERAGE         NUMBER OF     WEIGHTED-AVERAGE
                                                 SHARES       EXERCISE PRICE           SHARES        EXERCISE PRICE
                                               ----------   -----------------        -----------    -----------------
AMERISTEEL PLANS
OUTSTANDING, BEGINNING OF PERIOD                        -                   -            281,197    $           20.37
EXCHANGE FOR OPTIONS OF GERDAU AMERISTEEL               -                   -           (281,197)               20.37
GRANTED                                                 -                   -                  -                    -
EXERCISED                                               -                   -                  -                    -
FORFEITED                                               -                   -                  -                    -
                                                ---------   -----------------          ---------    -----------------
OUTSTANDING, END OF PERIOD                              -                   -                  -                    -
                                                ---------   -----------------          ---------    -----------------
GERDAU AMERISTEEL PLANS
OUTSTANDING, BEGINNING OF PERIOD                3,606,570   $            6.41          1,367,400    $            9.30
AMERISTEEL PLANS OPTIONS EXCHANGED
FOR GERDAU AMERISTEEL OPTIONS                           -                   -          2,660,601                 2.15
GRANTED                                                 -                   -                  -                    -
EXERCISED                                        (375,261)               1.90                  -                    -
FORFEITED                                         (76,321)               1.92                  -                    -
EXPIRED                                          (321,700)              19.46           (421,431)               19.72
                                                ---------                              ---------
OUTSTANDING, END OF PERIOD                      2,833,288   $            5.94          3,606,570    $            6.41
                                                ---------   -----------------          ---------    -----------------
OPTIONS EXERCISABLE                             2,350,378                              2,585,767

The following table summarizes information about options outstanding at December 31, 2004:

                                          WEIGHTED-
                                          AVERAGE
                                          REMAINING          WEIGHTED-
  EXERCISE PRICE               NUMBER    CONTRACTUAL          AVERAGE              NUMBER
    RANGE US$               OUTSTANDING     LIFE            EXERCISE PRICE       EXERCISABLE
--------------------        -----------  -----------        --------------       -----------
$1.32 TO $1.43                  752,829          4.4        $         1.38           597,086
$1.80 TO $1.90                  824,536          5.9                  1.84           497,369
$2.11 TO $2.96                  563,923          4.5                  2.63           563,923
$15.45 TO $18.69 (1)            342,500          2.1                 16.80           342,500
$20.06 TO $20.15 (1)            349,500          1.7                 20.15           349,500
                            -----------                                          -----------
                              2,833,288                                            2,350,378
                            -----------                                          -----------

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2004.

                                                         51 FINANCIAL STATEMENTS

NOTE 15 - CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust are subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16.2 million (including $3.6 million assumed in the North Star acquisition) and $13.6 million as of December 31, 2004 and 2003, respectively. Of the costs recorded as a liability at December 31, 2004, the Company expects to pay approximately $3.3 million within the year ended December 31, 2005. Included in the amounts outstanding is $8.6 million recorded in 2002 with respect to certain environmental obligations, which were triggered by the change in control of Co-Steel Inc. in certain jurisdictions in which Co-Steel Inc. operated.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property during 1978. In 2003, the EPA offered a settlement to the named PRPs totaling $15.5 million under which the Company's allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has recently indicated that it is reconsidering the appropriate allocation; that reconsideration could cause the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses and is pursuing legal alternatives, including adding a larger third party, which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, exposure is not estimable.

                                                         52 FINANCIAL STATEMENTS

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

YEAR ENDING
DECEMBER 31,                  AMOUNT
------------                -----------
2005                        $    14,530
2006                             10,276
2007                              8,610
2008                              7,300
2009                              5,883
THEREAFTER                       30,042
                            -----------
                            $    76,641
                            -----------

Rent expense related to operating leases was $19.8 million and $19.2 million for the years ended December 31, 2004 and 2003, respectively.

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

SERVICE COMMITMENTS

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

NOTE 16 - OTHER INCOME

Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the US Continued Dumping Subsidy Offset Act, and $1.0 million from the mark-to-market of trading securities.

Other income, net of other expenses for the year ended December 31, 2003, consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England.

NOTE 17 - SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) steel mills and
(b) downstream products. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

                                                         53 FINANCIAL STATEMENTS

Operational results and other financial data for the geographic and two business segments for the years ended December 31 are presented below ($000s):

                                          YEAR ENDED            YEAR ENDED
                                       DECEMBER 31, 2004     DECEMBER 31, 2003
                                       -----------------     -----------------
REVENUE FROM EXTERNAL CUSTOMERS
  Steel mills                          $       2,492,190     $       1,507,083
  Downstream products                            517,664               304,088
                                       -----------------     -----------------
TOTAL                                  $       3,009,854     $       1,811,171
                                       -----------------     -----------------
INTER-COMPANY SALES
  Steel mills                          $         688,450     $         314,693
  Downstream products                                  -                     -
  Corp/eliminations/other                       (688,450)             (314,693)
                                       -----------------     -----------------
TOTAL                                  $               -     $               -
                                       -----------------     -----------------
TOTAL SALES
  Steel mills                          $       3,180,640     $       1,821,776
  Downstream products                            517,664               304,088
  Corp/eliminations/other                       (688,450)             (314,693)
                                       -----------------     -----------------
TOTAL                                  $       3,009,854     $       1,811,171
                                       -----------------     -----------------
OPERATING INCOME (LOSS):
  Steel mills                          $         428,810     $          (3,067)
  Downstream products                             18,871                10,655
  Corp/eliminations/other                        (74,405)              (16,931)
                                       -----------------     -----------------
TOTAL                                  $         373,276     $          (9,343)
                                       -----------------     -----------------
DEPRECIATION AND AMORTIZATION EXPENSE
  Steel mills                          $          60,693     $          65,108
  Downstream products                              7,523                 4,383
  Corp/eliminations/other                         13,646                 6,859
                                       -----------------     -----------------
TOTAL                                  $          81,862     $          76,350
                                       -----------------     -----------------
SEGMENT ASSETS
  Steel mills                          $       1,848,390     $       1,368,839
  Downstream products                            265,833               169,599
  Corp/eliminations/other                        467,800               127,102
                                       -----------------     -----------------
TOTAL                                  $       2,582,023     $       1,665,540
                                       -----------------     -----------------
SEGMENT GOODWILL
  Steel mills                          $          58,494     $          58,494
  Downstream products                             25,389                19,237
  Corp/eliminations/other                         38,833                38,833
                                       -----------------     -----------------
TOTAL                                  $         122,716     $         116,564
                                       -----------------     -----------------
CAPITAL EXPENDITURES
  Steel mills                          $          74,797     $          51,100
  Downstream products                              3,274                 2,198
  Corp/eliminations/other                          4,078                 1,853
                                       -----------------     -----------------
TOTAL                                  $          82,149     $          55,151
                                       -----------------     -----------------

                                                         54 FINANCIAL STATEMENTS

Geographic data is as follows:

                                      UNITED STATES   CANADA       TOTAL
                                      -------------  ---------  ------------
DECEMBER 31, 2004
REVENUE FROM EXTERNAL CUSTOMERS       $   2,480,627  $ 529,227  $  3,009,854
LONG-LIVED ASSETS                           634,325    285,537       919,862

DECEMBER 31, 2003
REVENUE FROM EXTERNAL CUSTOMERS       $   1,348,107  $ 463,064  $  1,811,171
LONG-LIVED ASSETS                           530,793    264,270       795,063

                                          YEAR ENDED         YEAR ENDED
                                      DECEMBER 31, 2004  DECEMBER 31, 2003
                                      -----------------  -----------------
REVENUES BY PRODUCT LINES
MILL FINISHED GOODS:
   Stock rebar                        $         627,765  $         459,122
   Merchant bar/special sections              1,247,004            834,832
   Rod                                          423,516            205,561
                                      -----------------  -----------------
TOTAL MILL FINISHED GOODS                     2,298,285          1,499,515
                                      -----------------  -----------------
  BILLETS                                        10,442             18,910
                                      -----------------  -----------------
TOTAL MILL PRODUCTS                           2,308,727          1,518,425
                                      -----------------  -----------------
  OTHER MILL SEGMENTS                           183,463                  -
  FABRICATING AND DOWNSTREAM                    517,664            292,746
                                      -----------------  -----------------
TOTAL SEGMENT REVENUES                $       3,009,854  $       1,811,171
                                      -----------------  -----------------

NOTE 18 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings (loss) as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

          YEAR ENDED ($000s)                  2004        2003
-----------------------------------------  ---------  -----------
NET INCOME (LOSS) - U.S. GAAP              $ 337,669  $   (26,694)

ADJUSTMENT TO PURCHASE PRICE ALLOCATION
RELATING TO DIFFERENCES UNDER CANADIAN
GAAP (NET OF TAX) (a)                          1,360        2,599

MAINTENANCE SHUTDOWN
ACCRUAL (NET OF TAX) (f)                       2,507            -
                                           ---------  -----------
NET INCOME (LOSS) - CANADIAN GAAP          $ 341,536  $   (24,095)
                                           ---------  -----------
EARNINGS (LOSS) PER SHARE - CANADIAN GAAP

   Basic                                   $    1.47  $     (0.12)

   Diluted                                 $    1.46  $     (0.12)

                                                         55 FINANCIAL STATEMENTS

(a) ADJUSTMENT TO PURCHASE PRICE ALLOCATION RELATING TO DIFFERENCES UNDER CANADIAN GAAP

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 6 for summarized financial information in respect of the Company's joint ventures.

Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long-term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and, therefore, there is no investment in subsidiary long-term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) COMPREHENSIVE INCOME

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c) DERIVATIVE INSTRUMENTS

The Company early adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section changed the accounting for derivatives under Canadian GAAP. As a result of the adoption of this section, there is no difference in accounting for the Company's interest rate swaps under U.S. and Canadian GAAP. In accordance with section 1506, prior periods have been restated to reflect the change in accounting.

(d) ACCUMULATED UNFUNDED PENSION LIABILITY

Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(e) CHANGE IN ACCOUNTING POLICIES - CONVERTIBLE DEBENTURES

Under Canadian GAAP, the Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation in fiscal 2003. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of as a change to retained earnings. This change was adopted as of and for the year ended December 31, 2003. Prior periods have been restated to reflect the change in accounting. As a result of the adoption of this accounting policy, there is no difference in the treatment of convertible debentures between U.S. and Canadian GAAP; however, a basis difference exists related to the purchase price allocation.

(f) MAINTENANCE SHUTDOWN ACCRUAL

Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

                                                         56 FINANCIAL STATEMENTS

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                       CANADIAN GAAP            UNITED STATES GAAP
                                                        DECEMBER 31,                DECEMBER 31,
                                                     2004          2003         2004           2003
                                                 -------------  ----------  -------------  ------------
ASSETS
CURRENT ASSET                                    $   1,456,683  $  655,125  $   1,339,693  $    601,988
PROPERTY, PLANT AND EQUIPMENT                        1,036,840     919,207        919,862       795,063
GOODWILL                                               122,716     116,564        122,716       116,564
OTHER ASSETS                                            18,662      31,312        199,752       151,925
                                                     ---------     -------      ---------       -------

LIABILITIES
CURRENT LIABILITIES (EXCLUDING INDEBTEDNESS)           502,191     319,171        479,005       296,431
CURRENT PORTION OF LONG-TERM DEBT                        4,713       3,305          4,644         2,774
LONG-TERM DEBT                                         434,532     566,963        432,823       562,703
OTHER LONG-TERM LIABILITIES                            250,781     220,258        262,009       216,521
DEFERRED INCOME TAXES                                   55,682      64,355         38,778        53,504
                                                     ---------     -------      ---------       -------

SHAREHOLDERS' EQUITY
INVESTED CAPITAL                                     1,008,511     547,601      1,008,511       547,601
RETAINED EARNINGS (DEFICIT)                            318,770     (22,766)       311,853       (25,816)
CUMULATIVE TRANSLATION ADJUSTMENT                       59,721      23,321              -             -
OTHER COMPREHENSIVE INCOME (b)                               -           -         44,400        11,822
                                                     ---------     -------      ---------       -------

Changes in shareholders' equity under Canadian GAAP were as follows:

        YEAR ENDED DECEMBER 31,                     2004           2003
-----------------------------------------        -----------    ----------
SHAREHOLDERS' EQUITY AT BEGINNING OF YEAR        $   548,156    $  513,964
NET EARNINGS (LOSS)                                  341,536       (24,095)
EMPLOYEE STOCK OPTION                                    707             -
STOCK ISSUANCE                                       460,203             -
FOREIGN CURRENCY TRANSLATION ADJUSTMENT               36,400        24,086
MINORITY INTEREST EXCHANGE                                 -        34,201
                                                 -----------    ----------
SHAREHOLDERS' EQUITY AT END OF PERIOD            $ 1,387,002    $  548,156
                                                 -----------    ----------

The difference in consolidated shareholders' equity may be reconciled as follows:

       YEAR ENDED DECEMBER 31,                      2004           2003
-------------------------------------------      -----------    ----------
SHAREHOLDERS' EQUITY BASED ON U.S. GAAP          $ 1,364,764    $  533,607
ADJUST PURCHASE PRICE                                  4,410         3,050
MAINTENANCE SHUTDOWN ACCRUAL                           2,507             -
ACCUMULATED UNFUNDED PENSION (d)                      15,321        11,499
CUMULATIVE INCREASE IN NET EARNINGS UNDER
 CANADIAN GAAP                                        22,238        14,549
                                                 -----------    ----------
SHAREHOLDERS' EQUITY BASED ON CANADIAN GAAP      $ 1,387,002    $  548,156
                                                 -----------    ----------

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

In 2003, results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results have been presented under U.S. GAAP for comparative purposes. The following statements present Canadian GAAP results restated for newly adopted accounting principles (see (c) and (e) above) as compared to prior periods as restated in U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP are described above.

                                                         57 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED
BALANCE SHEETS
(US$ in thousands)

                                                       DECEMBER 31, 2003
                                               CANADIAN GAAP
                                                (RESTATED)           U.S. GAAP
                                               -------------       -------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                 $      10,459       $       9,950
     Accounts receivable, net                        233,331             205,226
     Inventories                                     376,458             352,842
     Deferred tax assets                              13,269              13,269
     Other current assets                             21,608              20,701
                                               -------------       -------------
TOTAL CURRENT ASSETS                                 655,125             601,988
                                               -------------       -------------
INVESTMENTS                                                -             118,630
PROPERTY, PLANT AND EQUIPMENT                        919,207             795,063
GOODWILL                                             116,564             116,564
DEFERRED FINANCING COSTS                              16,063              16,063
DEFERRED TAX ASSETS                                   15,045              17,160
OTHER ASSETS                                             204                  72
                                               -------------       -------------
TOTAL ASSETS                                   $   1,722,208       $   1,665,540
                                               -------------       -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable                          $     231,352       $     208,612
     Accrued salaries, wages and employee
     benefits                                         29,732              29,732
     Accrued interest                                 23,730              23,730
     Other current liabilities                        34,357              34,357
     Current portion of long-term borrowings           3,305               2,774
                                               -------------       -------------
TOTAL CURRENT LIABILITIES                            322,476             299,205
                                               -------------       -------------
LONG-TERM BORROWINGS, LESS CURRENT PORTION           566,963             562,703
CONVERTIBLE DEBENTURES                                96,719              78,302
ACCRUED BENEFIT OBLIGATIONS                           74,354              93,047
OTHER LIABILITIES                                     49,185              45,172
DEFERRED TAX LIABILITIES                              64,355              53,504
                                               -------------       -------------
TOTAL LIABILITIES                                  1,174,052           1,131,933
                                               -------------       -------------
SHAREHOLDERS' EQUITY
     Capital stock                                   547,601             547,601
     Accumulated deficit                             (22,766)            (25,816)
     Accumulated other comprehensive income                -              11,822
     Cumulative translation adjustment                23,321                   -
                                               -------------       -------------
TOTAL SHAREHOLDERS' EQUITY                           548,156             533,607
                                               -------------       -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $   1,722,208       $   1,665,540
                                               -------------       -------------

                                                         58 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in Thousands, Except Earnings Per Share Data)

                                                YEAR ENDED DECEMBER 31, 2003
                                               CANADIAN GAAP
                                                (RESTATED)        U.S. GAAP
                                               -------------      ----------
NET SALES                                      $   2,035,350      $1,811,171
OPERATING EXPENSES
   Cost of sales                                   1,867,389       1,668,478
   Selling and administrative                         87,247          81,565
   Depreciation                                       83,252          71,951
   Other operating income                             (1,244)         (1,480)
                                               -------------      ----------
                                                   2,036,644       1,820,514
                                               -------------      ----------
LOSS FROM OPERATIONS                                  (1,294)         (9,343)
EARNINGS FROM JOINT VENTURES                               -           7,667
                                               -------------      ----------
LOSS BEFORE OTHER EXPENSES AND INCOME TAXES           (1,294)         (1,676)
OTHER EXPENSES
   Interest, net                                      55,200          59,880
   Foreign exchange loss                                 726             726
   Amortization of deferred financing costs            4,664           4,399
                                               -------------      ----------
                                                      60,590          65,005
                                               -------------      ----------
LOSS BEFORE INCOME TAXES                             (61,884)        (66,681)
INCOME TAX BENEFIT                                   (37,572)        (39,770)
                                               -------------      ----------
LOSS BEFORE MINORITY INTEREST                        (24,312)        (26,911)
MINORITY INTEREST                                        217             217
                                               -------------      ----------
NET LOSS                                       $     (24,095)     $  (26,694)
                                               -------------      ----------
LOSS PER COMMON SHARE - BASIC                  $       (0.12)     $    (0.14)
LOSS PER COMMON SHARE - DILUTED                $       (0.12)     $    (0.14)

                                                         59 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in Thousands)

                                                                                 YEAR ENDED DECEMBER 31, 2003
                                                                                CANADIAN GAAP
                                                                                 (RESTATED)        U.S. GAAP
                                                                                -------------      ----------
   OPERATING ACTIVITIES
   NET LOSS                                                                      $ (24,095)        $  (26,694)
   ADJUSTMENT TO RECONCILE NET LOSS
   TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
     Depreciation                                                                   83,252             71,951
     Amortization                                                                    4,664              4,399
     Deferred income taxes                                                         (25,016)           (22,327)
     Gain on disposition of property, plant and equipment                              192                (45)
     Unrealized foreign exchange on related party loans                              7,241              7,241
     Income from joint ventures                                                          -             (7,667)
     Distributions from joint ventures                                                   -              3,620
   CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF ACQUISITIONS:
     Accounts receivable                                                           (51,072)           (42,406)
     Inventories                                                                      (263)             2,577
     Other assets                                                                   (6,054)            (5,437)
     Liabilities                                                                    55,043             51,672
                                                                                 ---------         ----------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                        43,892             36,884
                                                                                 ---------         ----------
   INVESTING ACTIVITIES
     Additions to property, plant and equipment                                    (59,203)           (55,151)
     Proceeds from dispositions                                                      2,643              2,643
                                                                                 ---------         ----------
   NET CASH USED IN INVESTING ACTIVITIES                                           (56,560)           (52,508)
                                                                                 ---------         ----------
   FINANCING ACTIVITIES
     Proceeds from issuance of new debt                                            542,357            542,357
     Revolving credit payments                                                    (519,448)          (513,182)
     Additions to deferred financing costs                                         (15,639)           (15,639)
     Changes in minority interest                                                     (217)              (217)
                                                                                 ---------         ----------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                                         7,053             13,319
                                                                                 ---------         ----------
   EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       (287)              (287)
                                                                                 ---------         ----------
   DECREASE IN CASH AND CASH EQUIVALENTS                                            (5,902)            (2,592)
                                                                                 ---------         ----------
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 16,361             12,542
                                                                                 ---------         ----------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    $  10,459         $    9,950
                                                                                 ---------         ----------

                                                         60 FINANCIAL STATEMENTS

NOTE 19 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123, "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt this revised standard as of July 1, 2005. The Company is currently evaluating the requirements of SFAS 123R and expect that the adoption will not have a material impact on consolidated results of operations and earnings per share; however, the effect of adopting the new rule is dependent on the number of options granted in the future; the terms of those awards and their fair values. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs." This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy generally follows SFAS 151; therefore, the adoption of SFAS 151 will not have a significant impact on the consolidated results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 7). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore, the adoption of FIN 46 had no impact on the Company for the year ended December 31, 2004.

NOTE 20 - FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2004 and December 31, 2003, and for the years ended December 31, 2004, and December 31, 2003, is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly owned subsidiaries of the Company, that have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

                                                         61 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2004
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
ASSETS
   CURRENT ASSETS
     Cash and cash equivalents              $       -   $    51,212   $   36,020   $      900   $          -   $     88,132
     Restricted cash and cash equivalents           -             -          465            -              -            465
     Accounts receivable, net                       -        65,972      292,766        1,641              -        360,379
     Inventories                                    -       128,942      721,036        3,177              -        853,155
     Deferred tax assets                            -             -        8,754            -              -          8,754
     Other current assets                           -         2,453       26,286           69              -         28,808
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT ASSETS                             -       248,579    1,085,327        5,787              -      1,339,693
                                            ---------   -----------   ----------   ----------   ------------   ------------
   INVESTMENT IN SUBSIDIARIES                 445,946       768,071      230,954        8,786     (1,275,962)       177,795
   PROPERTY, PLANT AND EQUIPMENT                    -       192,887      723,805        3,170              -        919,862
   GOODWILL                                         -             -      118,029        4,687              -        122,716
   DEFERRED FINANCING COSTS                     9,557           109        3,916           34              -         13,616
   DEFERRED TAX ASSETS                              -        21,570      (13,336)           -              -          8,234
   OTHER ASSETS                                     -           (21)         128            -              -            107
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL ASSETS                             $ 455,503   $ 1,231,195   $2,148,823   $   22,464   $ (1,275,962)  $  2,582,023
                                            ---------   -----------   ----------   ----------   ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable                       $       -   $    75,200   $  219,513      $   288   $          -   $    295,001
     Intercompany                               5,076      (315,055)     433,695     (123,716)             -              -
     Accrued salaries, wages and employee
       benefits                                     -         6,465       49,961            2              -         56,428
     Accrued Interest                          19,259         1,177          635            -              -         21,071
     Other current liabilities                   (447)        9,687       44,582          893              -         54,715
     Acquisition liability                          -             -       51,790            -              -         51,790
     Current portion of long-term
       borrowings                                   -           104        4,092          448              -          4,644
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT LIABILITIES                   23,888      (222,422)     804,268     (122,085)             -        483,649
                                            ---------   -----------   ----------   ----------   ------------   ------------
   LONG-TERM BORROWINGS                       397,986         1,518       31,032        2,287              -        432,823
   CONVERTIBLE DEBENTURE                            -        86,510            -            -              -         86,510
   RELATED PARTY BORROWINGS                         -        11,702      (11,702)           -              -              -
   ACCRUED BENEFIT OBLIGATION                       -        59,393       47,781            -              -        107,174
   OTHER LIABILITIES                                -         1,062       67,263            -              -         68,325
   DEFERRED TAX LIABILITIES                         -             -       37,850          928              -         38,778
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES                          421,874       (62,237)     976,492     (118,870)             -      1,217,259
                                            ---------   -----------   ----------   ----------   ------------   ------------
   SHAREHOLDERS' EQUITY
     Capital Stock                             61,109     1,264,920    1,020,001       30,471     (1,367,990)     1,008,511
     Retained earnings (accumulated
       deficit)                               (17,849)       54,899      154,982      116,325          3,496        311,853
     Accumulated other comprehensive
       income                                  (9,631)      (26,387)      (2,652)      (5,462)        88,532         44,400
   TOTAL SHAREHOLDERS' EQUITY                  33,629     1,293,432    1,172,331      141,334     (1,275,962)     1,364,764
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                 $ 455,503   $ 1,231,195   $2,148,823   $   22,464   $ (1,275,962)  $  2,582,023
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         62 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
ASSETS
   CURRENT ASSETS
     Cash and cash equivalents              $       -   $     3,033   $    5,813   $    1,104    $         -   $      9,950
     Accounts receivable, net                       -        45,425      158,475        1,326              -        205,226
     Inventories                                    -        71,477      279,976        1,389              -        352,842
     Deferred tax assets                            -             -       13,269            -              -         13,269
     Other current assets                           -         6,101       14,495          105              -         20,701
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT ASSETS                             -       126,036      472,028        3,924              -        601,988
                                            ---------   -----------   ----------   ----------   ------------   ------------
   INVESTMENT IN SUBSIDIARIES                 445,946       687,222      290,969      162,126     (1,467,633)       118,630
   PROPERTY, PLANT AND EQUIPMENT                    -       175,654      616,037        3,372              -        795,063
   GOODWILL                                         -             -      111,877        4,687              -        116,564
   DEFERRED FINANCING COSTS                    10,977           145        4,902           39              -         16,063
   DEFERRED TAX ASSETS                              -        34,253      (52,185)      35,092              -         17,160
   OTHER ASSETS                                     -           124          (52)           -              -             72
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL ASSETS                             $ 456,923   $ 1,023,434   $1,443,576   $  209,240   $ (1,467,633)  $  1,665,540
                                            ---------   -----------   ----------   ----------   ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable                       $       -   $    44,798   $  163,065   $      749   $          -   $    208,612
     Intercompany                               4,696       111,628            -            -       (116,324)             -
     Accrued salaries, wages and employee
       benefits                                     -         3,297       26,435            -              -         29,732
     Accrued Interest                          21,360         1,433          937            -              -         23,730
     Other current liabilities                   (895)       10,873       23,558          821              -         34,357
     Current portion of long-term
       borrowings                                   -             -        2,322          452              -          2,774
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT LIABILITIES                   25,161       172,029      216,317        2,022       (116,324)       299,205
                                            ---------   -----------   ----------   ----------   ------------   ------------
   LONG-TERM BORROWINGS                       397,271        75,078       87,669        2,685              -        562,703
   CONVERTIBLE DEBENTURE                            -        78,302            -            -              -         78,302
   RELATED PARTY BORROWINGS                         -       (72,681)      73,127     (115,437)       114,991              -
   ACCRUED BENEFIT OBLIGATION                       -        51,076       41,971            -              -         93,047
   OTHER LIABILITIES                                -            53       45,119            -              -         45,172
   DEFERRED TAX LIABILITIES                         -             -       53,504            -              -         53,504
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES                          422,432       303,857      517,707     (110,730)        (1,333)     1,131,933
                                            ---------   -----------   ----------   ----------   ------------   ------------
   SHAREHOLDERS' EQUITY
     Capital Stock                             61,109       727,862      951,354      317,220     (1,509,944)       547,601
     Retained earnings (accumulated
       deficit)                               (16,987)       29,659      (58,405)      20,183           (266)       (25,816)
     Accumulated other comprehensive
       income                                  (9,631)      (37,944)      32,920      (17,433)        43,910         11,822
   TOTAL SHAREHOLDERS' EQUITY                  34,491       719,577      925,869      319,970     (1,466,300)       533,607
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                 $ 456,923   $ 1,023,434   $1,443,576   $  209,240   $ (1,467,633)  $  1,665,540
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         63 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
OPERATING ACTIVITIES
NET (LOSS) INCOME                           $    (862)  $    32,002   $  347,706   $    2,942   $    (44,119)  $    337,669
ADJUSTMENT TO RECONCILE NET INCOME (LOSS)
TO NET CASH (USED IN) PROVIDED BY
OPERATING ACTIVITIES:
     Depreciation                                   -        17,941       61,166          204              -         79,311
     Amortization                               1,463            45        1,043            -              -          2,551
     Deferred income taxes                          -        14,115       (6,652)           -              -          7,463
     Income from joint ventures                     -             -      141,474)           -              -       (141,474)
     Distributions from joint ventures              -             -       82,803            -              -         82,803
CHANGES IN OPERATING ASSETS AND
  LIABILITIES,
NET OF ACQUISITIONS:
     Accounts receivable                            -       (15,430)       2,352         (277)             -        (13,355)
     Inventories                                    -       (49,523)    (227,368)      (1,788)             -       (278,679)
     Other assets                                   -           354       (9,883)          (2)             -         (9,531)
     Liabilities                               (1,316)     (294,647)     355,124         (939)             -         58,222
NET CASH (USED IN) PROVIDED BY OPERATING
                                            ---------   -----------   ----------   ----------   ------------   ------------
  ACTIVITIES                                     (715)     (295,143)     464,817          140        (44,119)       124,980
                                            ---------   -----------   ----------   ----------   ------------   ------------
INVESTING ACTIVITIES
     Intercompany investments                       -             -      (44,119)           -         44,119              -
     Additions to property, plant
       and equipment                                -       (28,457)     (53,690)          (2)             -        (82,149)
     Acquisitions                                   -       (21,316)    (277,106)           -              -       (298,422)
     Sales of short-term investments                -             -       60,051            -              -         60,051
     Purchases of short-term investments            -             -      (60,051)           -              -        (60,051)
NET CASH PROVIDED BY (USED IN) INVESTING
                                            ---------   -----------   ----------   ----------   ------------   ------------
  ACTIVITIES                                        -       (49,773)    (374,915)          (2)        44,119       (380,571)
                                            ---------   -----------   ----------   ----------   ------------   ------------
FINANCING ACTIVITIES
     Proceeds from issuance of new debt             -             -       25,000            -              -         25,000
     Revolving credit borrowings (payments)       715       (71,509)     (84,434)        (402)             -       (155,630)
     Change in restricted cash                      -             -         (465)           -              -           (465)
     Proceeds from issuance of employee
       stock purchases                              -           698            9                           -            707
     Proceeds from issuance of common stock         -       460,203            -            -              -        460,203
NET CASH PROVIDED BY (USED IN) FINANCING
                                            ---------   -----------   ----------   ----------   ------------   ------------
  ACTIVITIES                                      715       389,392      (59,890)        (402)             -        329,815
                                            ---------   -----------   ----------   ----------   ------------   ------------
     Effect of exchange rate changes                -         3,703          195           60              -          3,958
INCREASE (DECREASE) IN CASH AND CASH
                                            ---------   -----------   ----------   ----------   ------------   ------------
  EQUIVALENTS                                       -        48,179       30,207         (204)             -         78,182
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD                                            -         3,033        5,813        1,104              -          9,550
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD  $       -   $    51,212   $   36,020   $      900   $          -   $     88,132
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         64 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
OPERATING ACTIVITIES
NET (LOSS) INCOME                           $ (17,305)  $   (15,526)  $   (6,049)  $   12,291   $       (105)  $    (26,694)
ADJUSTMENT TO RECONCILE NET (LOSS)
INCOME TO NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES:
   Depreciation                                     -        14,534       57,177          240              -         71,951
   Amortization                                 2,094         5,321       (1,133)      (1,883)             -          4,399
   Deferred income taxes                            -        (6,582)     (15,547)        (198)             -        (22,327)
   Gain (Loss) on disposition of property,
   plant and equipment                              -             -          (45)           -              -            (45)
   Foreign exchange on related party loans      4,707         2,534            -            -              -          7,241
   Income from joint ventures                       -             -       (7,667)           -              -         (7,667)
   Distributions from joint ventures                -             -        3,620            -                         3,620
CHANGES IN OPERATING ASSETS AND
LIABILITIES, NET OF ACQUISITIONS:
   Accounts receivable                              -        (1,311)     (38,892)      (2,203)             -        (42,406)
   Inventories                                      -           593       (3,641)       5,625              -          2,577
   Other assets                                 1,201        (3,246)      (3,864)         472              -         (5,437)
   Liabilities                                 20,400        40,703      (13,587)       4,156              -         51,672
   Intercompany                                     -       129,449      (88,555)       2,668        (43,562)             -
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                           11,097       166,469     (118,183)      21,168        (43,667)        36,884
                                            ---------   -----------   ----------   ----------   ------------   ------------
INVESTING ACTIVITIES
   Investments                               (362,715)     (840,572)    (682,795)    (108,024)     1,994,106              -
   Additions to property, plant and
   equipment                                        -        (7,979)     (43,120)      (4,052)             -        (55,151)
   Proceeds from dispositions                       -             -        2,643            -              -          2,643
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET CASH USED IN INVESTING ACTIVITIES        (362,715)     (848,551)    (723,272)    (112,076)     1,994,106        (52,508)
                                            ---------   -----------   ----------   ----------   ------------   ------------
FINANCING ACTIVITIES
   Proceeds from issuance of new debt         357,941       (61,281)    (191,321)           -        437,018        542,357
   Revolving credit payments                        -      (110,567)     (52,252)      (6,658)      (343,705)      (513,182)
   Increase in related party loans
   payable                                    (34,069)      (21,096)     222,827     (119,022)       (48,640)             -
   Additions to deferred financing            (10,977)            -       (4,662)           -              -        (15,639)
   Changes in minority interest                     -             -         (217)           -              -           (217)
   Proceeds from issuance of common stock      38,723       869,228      874,551      212,610     (1,995,112)             -
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET CASH PROVIDED BY FINANCING
ACTIVITIES                                    351,618       676,284      848,926       86,930     (1,950,439)        13,319
                                            ---------   -----------   ----------   ----------   ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES                     -          (287)           -            -              -           (287)
                                            ---------   -----------   ----------   ----------   ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                         -        (6,085)       7,471       (3,978)             -         (2,592)
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD                                           -         9,118       (1,658)       5,082              -         12,542
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF
PERIOD                                      $       -   $     3,033   $    5,813   $    1,104   $          -   $      9,950
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         65 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2004
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET SALES                                   $       -   $   601,196   $2,387,684   $   20,974   $          -   $  3,009,854
OPERATING EXPENSES
   Cost of sales                                    -       503,954    1,930,478       16,513              -      2,450,945
   Selling and administrative                       -        12,538       95,834        1,012              -        109,384
   Depreciation                                     -        17,941       61,166          204              -         79,311
   Other operating income                           -           143       (3,205)           -              -         (3,062)
                                            ---------   -----------   ----------   ----------                  ------------
                                                    -       534,576    2,084,273       17,729              -      2,636,578
                                            ---------   -----------   ----------   ----------                  ------------
INCOME FROM OPERATIONS                              -        66,620      303,411        3,245              -        373,276
EARNINGS FROM JOINT VENTURES                        -             -      141,474            -              -        141,474
                                            ---------   -----------   ----------   ----------                  ------------
INCOME BEFORE OTHER EXPENSES & INCOME
TAXES                                               -        66,620      444,885        3,245              -        514,750
OTHER EXPENSES
   Interest, net                               42,715         5,930        7,528          157              -         56,330
   Foreign exchange loss (gain)                    26         9,683       (1,581)          (5)             -          8,123
   Amortization of deferred financing costs     1,463            45        1,043            -              -          2,551
                                            ---------   -----------   ----------   ----------                  ------------
                                               44,204        15,658        6,990          152              -         67,004
                                            ---------   -----------   ----------   ----------                  ------------
(LOSS) INCOME BEFORE TAXES & MINORITY
INTEREST                                      (44,204)       50,962      437,895        3,093              -        447,746
INCOME TAX EXPENSE                                777        18,960       90,189          151              -        110,077
                                            ---------   -----------   ----------   ----------                  ------------
(LOSS) INCOME BEFORE DIVIDEND INCOME          (44,981)       32,002      347,706        2,942              -        337,669
DIVIDEND INCOME                                44,119             -            -            -        (44,119)             -
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET INCOME (LOSS)                           $    (862)  $    32,002   $  347,706   $    2,942   $    (44,119)  $    337,669
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         66 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2003
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET SALES                                   $       -   $   349,728   $1,450,241   $   16,708   $     (5,506)  $   1,811,71
OPERATING EXPENSES
   Cost of sales                                    -       319,105    1,340,053       14,833         (5,513)     1,668,478
   Selling and administrative                       3        13,088       67,453          909            112         81,565
   Depreciation                                     -        14,534       57,177          240              -         71,951
   Other operating income                           -        (3,670)       2,242          (52)             -         (1,480)
                                                    3       343,057    1,466,925       15,930         (5,401)     1,820,514
                                            ---------   -----------   -----------  ----------   ------------   ------------
INCOME FROM OPERATIONS                             (3)        6,671     (16,684)          778           (105)        (9,343)
EARNINGS FROM JOINT VENTURES                        -             -        7,667            -              -          7,667
                                            ---------   -----------   -----------  ----------   ------------   ------------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES        (3)        6,671       (9,017)         778           (105)        (1,676)
OTHER EXPENSES
   Interest, net                               23,539        26,627       19,337       (9,623)             -         59,880
   Foreign exchange loss (gain)                (8,402)        1,613        7,423           92              -            726
   Amortization of deferred financing costs     2,094         5,321       (1,133)      (1,883)             -          4,399
                                            ---------   -----------   -----------  ----------   ------------   ------------
                                               17,231        33,561       25,627      (11,414)             -         65,005
                                            ---------   -----------   -----------  ----------   ------------   ------------
(LOSS) INCOME BEFORE TAXES & MINORITY
INTEREST                                      (17,234)      (26,890)     (34,644)      12,192           (105)       (66,681)
INCOME TAX EXPENSE (BENEFIT)                       71       (11,364)     (28,378)         (99)             -        (39,770)
                                            ---------   -----------   -----------  ----------   ------------   ------------
(LOSS) INCOME BEFORE MINORITY INTEREST        (17,305)      (15,526)      (6,266)      12,291           (105)       (26,911)
MINORITY INTEREST                                   -             -          217            -              -            217
                                            ---------   -----------   -----------  ----------   ------------   ------------
NET INCOME (LOSS)                           $ (17,305)  $   (15,526)  $   (6,049)  $   12,291   $       (105)  $    (26,694)
                                            ---------   -----------   -----------  ----------   ------------   ------------

                                                         67 OFFICERS & DIRECTORS

GERDAU AMERISTEEL CORPORATE
      OFFICERS & DIRECTORS

        BOARD OF DIRECTORS                              CORPORATE OFFICERS                       STEEL OPERATIONS
Jorge Gerdau Johannpeter                      Phillip E. Casey                             Glen A. Beeby
Chairman of the Board                         President and CEO                            Vice President, Cambridge Mill

J. Spencer Lanthier                           Tom J. Landa                                 Gregory W. Bott
Chairman of Audit Committee                   Vice President, Finance and                  Vice President, Beaumont Mill
                                              Chief Financial Officer
Kenneth W. Harrigan                                                                        Carl W. Czarnik
Member of Audit and                           Andre B. Johannpeter                         Vice President, Wilton Mill
Human Resources Committees                    Vice President and Chief Operating Officer
                                                                                           Jerry A. Goodwald
Arthur Scace                                  Robert E. Lewis                              Vice President, St. Paul Mill
Member of Audit and Corporate                 Vice President, General Counsel and
Governance Committees                         Corporate Secretary                          Wib G. Manuel
                                                                                           Vice President, Jackson Mill
Dr. Michael D. Sopko                          J. Neal McCullohs
Chairman of Human Resources Committee         Vice President, Downstream Operations        Roger D. Paiva
                                                                                           Vice President, Whitby Mill
Joseph J. Heffernan                           Michael P. Mueller
Chairman of Corporate Governance              Vice President, Steel Operations             Arlan G. Piepho
Committee and Member of Human                                                              Vice President, Knoxville Mill
Resource Committee
                                              Paulo B. Vasconcellos                        Mark A. Quiring
Phillip E. Casey                              Vice President, Steel Operations             Vice President, Calvert City Mill
President and CEO
                                              Andre Beaudry                                Anthony S. Read
Frederico Gerdau Johannpeter                  Vice President, Steel Product Sales          Vice President, Charlotte Mill
Director
                                              Robert L. Bullard                            William E. Rider
Andre B. Johannpeter                          Vice President, Technology                   Vice President, Sayreville Mill
Vice President and Chief Operating Officer
                                              Michael P. Christy                           Donald R. Shumake
                                              Vice President, Procurement                  Vice President, Jacksonville Mill
                                              and Logistics
                                                                                           Yuan C. Wang
                                              Matthew C. Yeatman                           Vice President, Manitoba Mill
                                              Vice President, Raw Materials
                                                                                           Edward C. Woodrow
                                              James S. Rogers                              Vice President, Cartersville Mill
                                              Vice President, Human Resources

                                              Harley L. Scardoelli
                                              Treasurer

                                              Robert E. Powell
                                              Corporate Controller

CORPORATE INFORMATION

      LISTING OF SECURITIES
      Common Shares:
      New York Stock Exchange - (GNA)
      Toronto Stock Exchange - (GNA.TO)
      Convertible Debentures:
      Toronto Stock Exchange - (GNADB.TO)

      TRANSFER AGENTS AND REGISTRARS
      CIBC Mellon Trust Company
      Mellon Investor Services LLC
      Toronto: (416) 643.5500
      U.S. and Outside Toronto.: (800) 387.0825

      FINANCIAL CALENDAR
      Fiscal year end: December 31

      THE ANNUAL MEETING OF THE SHAREHOLDERS
      Friday, May 6, 2005, at 10 a.m. EDT
      Sheraton Centre Hotel, 123 Queen St.
      West Toronto, Canada

      INVESTOR INFORMATION
      Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer, at the Executive Offices or via e-mail: ir@gerdauameristeel.com.

[GERDAU AMERISTEEL LOGO]

GERDAU AMERISTEEL CORPORATION
Executive Office
4221 W Boy Scout Blvd, Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegrel - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br